UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ELSTER GROUP SE

(Name of Subject Company)

ELSTER GROUP SE

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 per share

American Depositary Shares, each representing
one-fourth of one Ordinary Share

(Title of Class of Securities)

D24648 103
290348 101

(CUSIP Number of Class of Securities)

John D. Bluth
Elster Solutions, LLC
208 South Rogers Lane
Raleigh, NC 27610-2144
+1 (919) 212-4700

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1 (212) 610-6300	Thomas Preute Chief Legal Officer Elster Group SE Frankenstrasse 362 45133 Essen, Germany +49 201 54 58 0
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Elster Group SE, a European public limited liability company (Societas Europaea, or SE) with its registered seat in Germany (“Elster,” “we,” “our” or “us”), and the address and telephone number of its principal executive offices are Frankenstrasse 362, 45133 Essen, Germany, +49 201 54 58 0.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates to (i) American Depositary Shares of Elster (“ADSs”), each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (“Share”), and (ii) Shares (the ADSs and the Shares, the “Securities”). As of June 29, 2012, there were 28,220,041 Shares outstanding and 43,231,888 ADSs outstanding, representing the 10,807,972 Shares not owned by Rembrandt Holdings S.A. (“Rembrandt ”), our majority shareholder. Rembrandt directly owns 17,412,069 Shares.

Corporate Governance

As a European public limited liability company, Elster is subject to European legislation on SEs, most importantly Council Regulation (EC) 2157/2001 of 8 October 2001 on the Statute for a European Company (SE). Elster is also governed by the German SE Implementation Act (SE-Ausführungsgesetz) and the general provisions of German corporate law, in particular the German Stock Corporation Act (Aktiengesetz). As a result, Elster is treated to a large extent like a German stock corporation (Aktiengesellschaft). The corporate bodies of an SE are determined in its articles of association. In addition to the shareholders' meeting, an SE with its registered seat in Germany may elect to have either a two-tiered governance system, comprising a supervisory board and a management board, or a one-tiered governance system, comprising solely an administrative board (Verwaltungsrat). A German one-tier SE must also appoint at least one managing director (geschäftsführender Direktor). Managing directors conduct the daily operations of an SE and represent the company vis-à-vis third parties. Managing directors may also be members of the administrative board (Verwaltungsrat), but the majority of the administrative board (Verwaltungsrat) must at all times be comprised of non-managing members.

Elster's articles of association provide for a one-tier governance system, with the administrative board (Verwaltungsrat) as the governing body. The legal form of a one-tier SE is characterized by the fact that the business of the company is both managed and supervised by one administrative body, the administrative board. Therefore, the administrative board (Verwaltungsrat) of Elster (the “Administrative Board”) manages the company, establishes its general principles for its activities and supervises their implementation while Elster's daily business is conducted by its managing directors (geschäftsführende Direktoren). Until conclusion of a domination agreement (Beherrschungsvertrag) and its registration in the competent commercial register the management of an SE by the administrative board (Verwaltungsrat) is conducted independently.

The members of the Administrative Board and the managing directors of Elster, a German one-tier SE, are subject to fiduciary duties and duties of loyalty and care provided for under Section 93 of the German Stock Corporation Act (Aktiengesetz). As a general principle stemming from these duties, members of the Administrative Board and the managing directors (geschäftsführende Direktoren) of Elster are obliged to act in the best interest of Elster, that is, to take into account not only the interests of Elster's shareholders but also the interests of all other stakeholders, when making decisions or taking actions on the level of Elster. The application of the aforementioned duties is solely governed by German corporate law. Therefore, the question whether the members of the Administrative Board of Elster have complied or comply with their corporate law related fiduciary duties and duties of loyalty and care when recommending the Offer is exclusively subject to German law.

Item 2. Identity and Background of Filing Person

Name and Address

Elster is the person filing this Statement. Elster's name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference. Elster's website address is www.elster.com. The information on Elster's website is not considered a part of this Statement.

Tender Offer and Merger

This Statement relates to the cash tender offer by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 (“Bidder”) and an indirect wholly owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4763064 (“Melrose”), to purchase (i) all issued and outstanding ADSs at a purchase price of $20.50 per ADS (the “ADS Offer Price”), and (ii) all issued and outstanding Shares (which are not otherwise represented by ADSs) at a purchase price of $82.00 per Share (the “Share Offer Price”, the ADS Offer Price or the Share Offer Price, as applicable, the “Offer Price”), in each case payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Bidder and Melrose with the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the Letter of Transmittal to Tender American Depositary Shares (as it may be amended or supplemented, the “ADS Letter of Transmittal ”) and the Letter of Transmittal to Tender Ordinary Shares (as it may be amended or supplemented, the “Share Letter of Transmittal”, and, together with the ADS Letter of Transmittal, the “Letter of Transmittal”, and such Letter of Transmittal, together with the Offer to Purchase, the “Offer”). The Offer to Purchase, the ADS Letter of Transmittal, and the Share Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Investment Agreement dated June 29, 2012 (as it may be amended from time to time, the “Investment Agreement”), among Elster, Bidder and Melrose. A copy of the Investment Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Investment Agreement is summarized in “Section 13 — The Transaction Documents” of the Offer to Purchase. The Investment Agreement provides, among other things, for the making of the Offer and further provides that (i) if, following the completion of the Offer, Melrose, directly or indirectly, owns 95% or more of the registered share capital of Elster, then, upon the terms and subject to the conditions contained in the Investment Agreement, Melrose currently intends to cause Bidder to effect a buy-out of the remaining shareholders by way of a squeeze-out pursuant to Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz) (such procedure, a “Squeeze-Out”) and (ii) if, following the completion of the Offer, Melrose, directly or indirectly, owns 90% or more but less than 95% of the registered share capital of Elster, then, upon the terms and subject to the conditions contained in the Investment Agreement, Melrose may consider causing Bidder to effect a buy-out of the remaining shareholders by way of a so-called merger squeeze-out pursuant to Section 62(5) of the German Reorganization Act, (Umwandlungsgesetz) in connection with Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz) (such procedure, a “Merger Squeeze-Out”). In the case of a Squeeze-Out or a Merger Squeeze-Out, the Shares held by the minority shareholders then existing would be transferred to Bidder in exchange for “fair cash compensation” (angemessene Barabfindung). The amount of the “fair cash compensation” (angemessene Barabfindung) that would be paid to minority shareholders in connection with a Squeeze-Out or a Merger Squeeze-Out would be determined by Bidder and reviewed by a court-appointed expert auditor appointed upon Bidder’s application on the basis of an analysis of the fair enterprise value of Elster at the time of the shareholders' meeting at which a resolution to effect the Squeeze-Out or Merger Squeeze-Out, as applicable, is adopted, and may be greater than, equal to, or lower than the Offer Price. See “Item 8. Additional Information — Associated IDW S 1 Valuation and Fair Cash Compensation” below.

The Investment Agreement governs the contractual rights among Melrose, Bidder and Elster in relation to the Offer and the other transactions contemplated therein. The Investment Agreement has been included as an exhibit to this Statement to provide holders of Securities with information regarding the terms of the Investment Agreement and is not intended to modify or supplement any factual disclosures about Elster in Elster's public reports filed with the SEC. In particular, the assertions embodied in any contractual provisions contained in the Investment Agreement were made only for purposes of the Investment Agreement and as of its date, were made solely for the benefit of the parties to the Investment Agreement, and are subject to limitations agreed upon by the parties to the Investment Agreement.

Melrose has informed Elster that Bidder has been recently formed and, to date, Bidder has not carried on any activities other than those related to its formation, the Investment Agreement and the Offer. According to the Offer to Purchase filed by Bidder as Exhibit (a)(1)(A) to the Schedule TO, (i) the business address of Melrose is Leconfield House, Curzon Street, London, W1J 5JA, United Kingdom, and the telephone number of Melrose is +44-207-647-4500; and (ii) the business address of Bidder is Leconfield House, Curzon Street, London, W1J 5JA, United Kingdom, and the telephone number of Bidder is +44-207-647-4500.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Statement or as otherwise incorporated by reference herein, as of the date of this Statement, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between Elster or any of its affiliates and (i) the members of the Administrative Board (Verwaltungsrat), Elster's managing directors (geschäftsführende Direktoren) or Elster's affiliates or (ii) Melrose, Bidder, or their respective executive officers, directors or affiliates.

Arrangements between Elster and Melrose and/or Bidder

Investment Agreement

A summary of the Investment Agreement is contained in “Section 13 — The Transaction Documents” of the Offer to Purchase, which summary is incorporated herein by reference but is qualified in its entirety by reference to the Investment Agreement, which is the actual legal document governing the contractual rights among Elster, Melrose and Bidder in relation to the Offer and the parties' respective rights and obligations with respect thereto. A copy of the Investment Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Investment Agreement has been provided solely to inform investors of its terms. The contractual provisions contained in the Investment Agreement were made only for the purposes of such agreement and as of its date, were made solely for the benefit of the parties to the Investment Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by holders of Securities or other investors in Elster. Holders of Securities and other investors are not third-party beneficiaries under the Investment Agreement and should not rely on any descriptions of any contractual provisions thereof as characterizations of the actual state of facts or conditions of Elster, Melrose, Bidder or any of their respective subsidiaries or affiliates.

Non-Disclosure Agreement

Elster and Melrose are parties to a non-disclosure agreement dated May 14, 2012 (the “Non-Disclosure Agreement”). The Non-Disclosure Agreement provides, among other things, that, subject to the exceptions and qualifications specified therein (i) Elster or its representatives may furnish to Melrose or its representatives certain confidential information and Melrose and its representatives will keep all such information confidential and will not disclose or use such information, (ii) Elster will also keep confidential and not disclose any confidential information relating to Melrose received by Elster in connection with the transaction, (iii) Melrose will not until two years following the date of the Non-Disclosure Agreement, solicit for employment any director or officer, executive vice president, senior vice president or vice president of Elster or certain other specified employees of its affiliates and (iv) for a period of eighteen months commencing on the date of the Non-Disclosure Agreement, Melrose and its affiliates will abide by certain standstill restrictions involving Elster's securities and other standstill obligations.

This summary of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Cost Compensation Agreement

Elster and Melrose are parties to a cost compensation agreement dated May 31, 2012 (the “Cost Compensation Agreement”), whereby Melrose agreed to reimburse Elster (i) a lump sum amount of €55,000 for internal costs and (ii) up to €145,000 for reasonable external costs and expenses incurred by Elster in connection with the due diligence process in relation to the Offer and providing assistance to Melrose with its preparation of a rights issue to its shareholders (the “UK Rights Issue”).

This summary of the Cost Compensation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cost Compensation Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Non-Solicitation Agreement

Elster and Melrose are parties to a non-solicitation agreement dated June 6, 2012 (the “Non-Solicitation Agreement”), whereby Elster agreed, subject to specified exceptions therein including ongoing discussion with various parties previously in contact with Elster, not to solicit or invite the submission of any proposal, indication of interest or offer in relation to the acquisition of all or a substantial part of Elster and its business from the date of the Non-Solicitation Agreement until the earlier of July 13, 2012, the date on which either party notifies the other that is no longer interested in pursuing a potential transaction, the date on which the Investment Agreement is executed or the date on which it is finally determined that the proposed transaction is withdrawn, lapses, terminates or otherwise fails to complete.

This summary of the Non-Solicitation Agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Solicitation Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Indemnity Agreement

Elster and Melrose are parties to an indemnity agreement dated June 29, 2012 (the “Indemnity Agreement”) whereby Melrose agreed to indemnify and hold harmless, subject to certain exceptions, Elster and any of its board members, directors, officers and employees from any and all damages and reasonable expenses resulting from third party claims in relation to the Offer or the UK Rights Issue arising from confidential information furnished by Elster and/or further assistance provided by Elster in connection with the Offer or the UK Rights Issue. The aggregate liability of Melrose under the Indemnity Agreement is £24 million less any amounts paid or to be paid by Melrose to Elster pursuant to the Cost Compensation Agreement, and there will be no such indemnification with respect to any amounts received by Elster or its directors, officers or employees in connection with any third party claims under any applicable insurance policies.

This summary of the Indemnity Agreement does not purport to be complete and is qualified in its entirety by reference to the Indemnity Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Rembrandt Exclusivity Agreement

Rembrandt, which currently owns 17,412,069 Shares, and its wholly owned subsidiary, Nachtwache Reserve GmbH (“Nachtwache”), which owns 531,025 ADSs (collectively representing approximately 62.17% of the total share capital of Elster as of June 29, 2012), have entered into an exclusivity agreement, dated June 14, 2012 (the “Rembrandt Exclusivity Agreement”) with Melrose pursuant to which Rembrandt and Nachtwache have agreed, among other things, that until July 6, 2012 (which is extended for the term of, and pursuant to, the Rembrandt Tender Agreement (as defined and described below)) they will not, directly or indirectly, except as otherwise provided in the Rembrandt Exclusivity Agreement, (i) support a sale of the whole or a material portion of Elster's assets or an increase in Elster's share capital or the issuance by Elster of additional Securities to third parties, (ii) solicit, encourage, initiate, facilitate, enter into or be involved in any discussion or negotiation with any person in connection with any Competing Transaction (as defined below) or otherwise seek to procure any Competing Transaction, (iii) enter into an agreement or arrangement with any person in connection with a Competing Transaction or (iv) make available to any person any non-publicly available information relating to or in connection with a Competing Transaction. For purposes of the foregoing, the term “Competing Transaction” means any inquiry, proposal or offer relating to, or that could reasonably be expected to lead to, a sale, transfer, assignment, pledge, mortgage, hypothecation, grant of options over, or other disposition of Securities or any of them held directly or indirectly by Rembrandt or Nachtwache or any other transaction in relation to any such Securities involving any third party. In addition, in the Rembrandt Exclusivity Agreement, Rembrandt and Nachtwache agreed to (a) subject to the satisfaction of pre-conditions, execute and deliver a tender agreement (as described below) immediately prior to Melrose's public announcement of its intention to commence the Offer, and (b) pay Melrose a capped cost compensation of up to £50 million in the event that (1) Melrose commences the Offer for all outstanding Securities at a price not less than the Offer Price, (2) before the expiration date of the Offer a Competing Transaction is announced, (3) the Offer expires or is terminated without Melrose having accepted for payment validly tendered and not properly withdrawn Securities, and (4) the public tender offer in respect of the Competing Transaction or any subsequent public tender offer in respect of a Competing Transaction announced before the expiration or termination of a previously announced Competing Transaction (and within 12 months of the commencement of the Offer) is then accepted by Rembrandt and Nachtwache.

This summary of the Rembrandt Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Rembrandt Exclusivity Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Rembrandt Tender Agreement

Elster's principal shareholder, Rembrandt, which currently owns 17,412,069 Shares, and its wholly owned subsidiary Nachtwache, which currently owns 531,025 ADSs (collectively representing approximately 62.17% of the total share capital of Elster as of June 29, 2012), have entered into a tender agreement dated June 28, 2012 with Melrose, pursuant to which Rembrandt and Nachtwache have agreed to, among other things, tender their Securities into the Offer (the “Rembrandt Tender Agreement”).

Rembrandt and Nachtwache have agreed, subject to the terms and conditions contained therein, to (i) tender into the Offer any additional Securities they may acquire after the date of the applicable tender and (ii) comply with restrictions on the disposition of Securities.

Pursuant to its terms, the Rembrandt Tender Agreement may be terminated if, among other reasons, Melrose (or a subsidiary of Melrose) has not accepted for payment all Securities validly tendered and not properly withdrawn pursuant to the Offer by 5:00 p.m. New York City time on August 31, 2012, provided, however, that (A) such right to terminate the Rembrandt Tender Agreement will not be available to any holder whose breach of any provision of the Rembrandt Tender Agreement causes the failure of the Offer to be consummated by the applicable time and (B) if on August 31, 2012, any of the Regulatory Conditions (see “Section 15 — Conditions to the Offer” in the Offer to Purchase) have not been fulfilled, then the termination date of the Rembrandt Tender Agreement will, without any action on the part of the parties thereto, be extended to October 31, 2012.

This summary of the Rembrandt Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Rembrandt Tender Agreement, which is filed as Exhibit (e)(7) hereto and are incorporated herein by reference.

For a description of the tender agreements entered into by two members of the Administrative Board and a managing director of Elster, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  Arrangements with Current Members of the Administrative Board and Managing Directors of Elster — Tender Agreements with Members of the Administrative Board and a Managing Director.”

Resignations of Members of the Administrative Board

Melrose agreed with Rembrandt and with nine out of ten members of the Administrative Board that, subject to specified conditions and applicable law, including applicable securities laws and stock exchange requirements, and in compliance with their fiduciary duties and duties of care and loyalty, such members of the Administrative Board will resign as members of the Administrative Board effective as of the date on which Melrose can demonstrate to the respective members of the Administrative Board that Melrose and/or the Bidder has deposited the aggregate funds due and payable to holders of Securities who have tendered their Securities into the Offer or, if not practicable on the first trading day of the Federal Republic of Germany, immediately following such date. Pursuant to the Investment Agreement, Elster has undertaken to accept shorter notice periods as far as legally permissible and in compliance with fiduciary duties and to apply for the appointment of replacement members of the Administrative Board by the competent court, subject to applicable law.

Each of the members of the Administrative Board except for the CEO of Elster have signed a letter agreement with Melrose which provides that upon (i) the Offer not having expired or been terminated without Melrose and/or Bidder having accepted for payment validly tendered and not properly withdrawn Securities representing at least a majority stake in Elster; and (ii) each relevant Elster group company agreeing, if required, to a shortening of any applicable notice period, each such member of the Administrative Board will, as far as legally permissible and in compliance with such member’s fiduciary duties, in particular the duty of care and loyalty under Section 93 German Stock Corporation Act (Aktiengesetz), and in particular unless mis-timed (zur Unzeit), resign as a member of the Administrative Board of Elster and as a director of any other member of the Elster group with effect from the date on which Melrose delivers to such member of the Administrative Board written evidence reasonably acceptable to the member of the Administrative Board that Melrose or Bidder has deposited with the tender agent the aggregate consideration due and payable to the holders of Securities that Melrose or Bidder has accepted for payment during the initial offering period of the Offer or, if not practicable, on the first trading day of the Federal Republic of Germany immediately after such date. The letter agreement also provides for certain mutual releases of claims (excluding payment by Elster of any outstanding remuneration).

The Investment Agreement further provides that following such resignations, the CEO of Elster, as the remaining member of the Administrative Board, will file an application with the competent court for the appointment of four designees of Melrose to the Administrative Board, amongst who will be Mr. Simon Peckham and Mr. Geoff Martin who have gained a good understanding of Elster and its business during the negotiations and discussions with the Administrative Board and Elster management. Immediately following the appointment by the court of these four designees of Melrose as members of the Administrative Board, the CEO of Elster will resign as a member of the Administrative Board, and the Administrative Board may file an application with the competent court for appointment of one further member of the Administrative Board to be proposed by Melrose. The CEO of Elster has also signed a letter agreement with Melrose providing for his resignation subject to both the fulfillment of specified conditions and applicable law. See also “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Members of the Administrative Board and Managing Directors of Elster — Termination Agreements with CEO and CFO.”

The Investment Agreement further provides that, subject to applicable law, the CFO and the CEO of Elster will resign as managing directors of Elster with effect as of the same date they respectively resign from the Administrative Board, and that Mr. Simon Peckham will be appointed as managing director and Chief Executive Officer of Elster, and Mr. Geoff Martin will be appointed as managing director and Chief Financial Officer of Elster. According to the Investment Agreement, the current Chief Legal Officer and managing director of Elster will remain in his position after the Acceptance Time, safeguarding the continuity of the ongoing business and compliance with legal requirements.

This summary of the resignations of members of the Administrative Board does not purport to be complete and is qualified in its entirety by reference to the form of resignation of members of the Administrative Board, which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

Beneficial Ownership of Securities

Melrose has informed Elster that none of Melrose, Bidder or their respective affiliates currently owns any Securities.

Arrangements with Current Members of the Administrative Board and Managing Directors of Elster

Overview

In considering the recommendation of the Administrative Board set forth in “Item 4. The Solicitation or Recommendation — Recommendation of the Administrative Board” holders of Securities should be aware that certain members of the Administrative Board and managing directors may be considered to have interests in the transactions contemplated by the Investment Agreement (including the Offer) that may be different from, or in addition to, those of holders of Securities generally. The Administrative Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Investment Agreement and the transactions contemplated thereby and recommending that holders of Securities tender Securities held by them in the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Elster and its members of the Administrative Board and managing directors that relate to the transactions contemplated by the Investment Agreement. The following summaries are qualified in their entirety by reference to the Investment Agreement and Elster's Long-Term Incentive Plan, filed as Exhibit (e)(9) hereto (the “LTIP”).

Consideration for Securities Tendered Pursuant to the Offer

If Elster's members of the Administrative Board and managing directors were to tender any Securities they beneficially own pursuant to the Offer, pursuant to the Investment Agreement they would receive the same cash consideration per Security on the same terms and conditions as the other holders of Securities. As of June 29, 2012, the members of the Administrative Board and managing directors of Elster beneficially owned, in the aggregate, 2,275,484 ADSs (representing approximately 2.02% of the total share capital of Elster). If the members of the Administrative Board and managing directors were to tender all 2,275,484 ADSs for purchase pursuant to the Offer and those ADSs were accepted for purchase and purchased by Bidder, then such members of the Administrative Board and managing directors would receive an aggregate of approximately $46,647,422 in cash, without interest and subject to any withholding of taxes required by applicable law.

In the table below, we set forth information for those members of the Administrative Board and managing directors who beneficially own Securities.

	ADSs beneficially owned	Consideration
Howard Dyer	1,614,364	$33,094,462
Simon Beresford-Wylie	614,996	$12,607,418
Thomas Preute	46,124	$945,542
Total	2,275,484	$46,647,422

As indicated below, to Elster's knowledge after making reasonable inquiry, all of the members of the Administrative Board and managing directors of Elster who hold Securities intend to tender all of their Securities in the Offer.

Economic Interests and Relationships of Certain Elster Members of the Administrative Board with Holders of Securities

In addition to those members of the Administrative Board who directly hold Securities, Messrs. Hilverkus, Koltes and Strobel have an economic interest in Securities held by funds advised by subsidiaries and affiliates of CVC Capital Partners SICAV FIS-S.A. (collectively, “CVC”). CVC European Equity Partners IV (A) L.P., CVC European Equity Partners IV (B) L.P., CVC European Equity Partners IV (C) L.P., CVC European Equity Partners IV (D) L.P., CVC European Equity Partners IV (E) L.P. (collectively, the “Fund IV LPs”) collectively own 100% of Rembrandt.

CVC European Equity Partners IV (A) L.P. and CVC European Equity Partners IV (B) L.P. are managed by their general partner, CVC European Equity IV (AB) Limited. CVC European Equity Partners (C) L.P., CVC European Equity Partners IV (D) L.P., CVC European Equity Partners IV (E) L.P. are managed by their general partner, CVC European Equity IV (CDE) Limited. We refer to CVC European Equity IV (AB) Limited and CVC European Equity IV (CDE) Limited as the “General Partners”. Each of the General Partners acts as sole investment manager to the limited partnerships it manages and accordingly exercises voting and dispositive control over the shares held by those limited partnerships, including the shares of Rembrandt. The board of directors of each of the General Partners consists of the following individuals: Mark Grizzelle, Steven Koltes, Michael Smith, Jean McNutt, Brian Scholfield and Carl Hansen. These individuals are the natural persons who, in each case acting together in their capacities as members of the respective board of directors, possess voting and dispositive control over the shares held by the limited partnerships and the shares held by Rembrandt. The General Partners and directors disclaim beneficial ownership in the Securities. The General Partners are indirectly wholly-owned subsidiaries of CVC Capital Partners SICAV FIS S.A. Mr. Koltes’ spouse, Corinne Koltes-Sulzer, and each of Mr. Strobel and Mr. Hilverkus, hold a beneficial interest in minority shareholdings in CVC Capital Partners SICAV FIS S.A.

Mr. Koltes is a member of the Board of Directors of each of CVC Capital Partners SICAV FIS S.A., together with a number of its subsidiaries, including the General Partners.

Mrs. Koltes-Sulzer holds an interest as a limited partner of CVC European Equity Partners IV (B) L.P. Mr. Strobel holds an interest as a limited partner of CVC Employees IV L.P., which holds an interest as a limited partner of CVC European Equity Partners IV (D) L.P.

Mr. Koltes, Mrs. Koltes-Sulzer, Mr. Strobel and Mr. Hilverkus disclaim any beneficial ownership of the Securities indirectly owned by the Fund IV LPs, except to the extent of their respective pecuniary interest therein.

Tender Agreements with Members of the Administrative Board and a Managing Director

Two members of the Administrative Board and a managing director of Elster, who collectively currently own 2,275,484 ADSs (which represents approximately 2.02% of the total share capital of Elster as of June 29, 2012), have also entered into tender agreements, which are all dated June 29, 2012, with Melrose, pursuant to which these holders of Securities have agreed to, among other things, tender their ADSs into the Offer (each such agreement, an “Administrative Board Member or Managing Director Tender Agreement”).

Each holder of Securities party to an Administrative Board Member or Managing Director Tender Agreement has agreed, subject to the terms and conditions contained therein, to (i) tender into the Offer any additional Securities he may acquire after the date of the applicable tender and (ii) comply with restrictions on the disposition of Securities.

Each of such holders has agreed that, once such holder’s Securities are tendered into the Offer, it will not withdraw the tender of such Securities unless (1) the respective Administrative Board Member or Managing Director Tender Agreement is terminated pursuant to its terms, (2) the Offer expires without Melrose or Bidder accepting for payment any Securities, or (3) a competing tender offer to purchase all of the issued and outstanding Securities, the offer price of which exceeds the Offer Price and/or which is approved by the Administrative Board as being a superior offer for the purposes of the Investment Agreement, is publicly proposed.

Pursuant to the terms of the respective Administrative Board Member or Managing Director Tender Agreements, each Administrative Board Member or Managing Director Tender Agreement may be terminated if, among other reasons, Melrose (or a subsidiary of Melrose) has not accepted for payment all Securities validly tendered and not properly withdrawn pursuant to the Offer by 5:30 p.m. New York City time on August 31, 2012, provided, however, that (A) such right to terminate the Administrative Board Member or Managing Director Tender Agreement will not be available to any holder whose breach of any provision of the Administrative Board Member or Managing Director Tender Agreement causes the failure of the Offer to be consummated by such time and (B) if on August 31, 2012, any of the Regulatory Conditions (see “Section 15 — Conditions to the Offer” in the Offer to Purchase) have not been fulfilled, then the date set for termination of the Administrative Board Member or Managing Director Tender Agreement will, without any action on the part of the parties thereto, be extended to October 31, 2012.

This summary of the Administrative Board Member or Managing Director Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Administrative Board Member or Managing Director Tender Agreements, which are filed as Exhibits (e)(10), (e)(11), (e)(12) hereto and are incorporated herein by reference.

Effect of the Offer and the Investment Agreement on Equity Awards

The discussion below describes the treatment of Elster's equity awards pursuant to the Investment Agreement.

Under the terms of the Elster LTIP, all outstanding awards became vested as of the date of public announcement of the Offer (the “Public Announcement Date”), subject to completion of the Offer. Following the Public Announcement Date, the Administrative Board (as far as the managing directors of Elster are concerned) and the Compensation Committee of the Administrative Board (as far as other participants in the LTIP are concerned), each, as a “Responsible Body” under the LTIP, have discretion to determine the number of vested awards by (i) determining whether and to what extent any applicable performance conditions and any other conditions imposed on the vesting have been satisfied, (ii) deciding whether and to what extent a pro rata reduction of the awards vested in accordance with (i) should occur based on a comparison of the period of time having lapsed after the granting of the respective awards to the performance periods of the respective awards.

On June 28, 2012, the Responsible Bodies determined the extent to which the performance conditions applicable to the awards granted on September 30, 2010 (“2010 Awards”) and March 7, 2012 (“2011 Awards”) have been satisfied as of the Public Announcement Date. Based upon an analysis of all relevant circumstances, the Responsible Bodies determined that (i) the earnings per share (the “EPS”) performance conditions (the “EPS Performance Conditions”) for the 2010 Awards were partially met and that, accordingly, 25.89% of the EPS performance-based half of the 2010 Awards will vest, whereas the remaining 74.11% of the EPS performance-based half of the 2010 Awards will lapse in full upon completion of the Offer, (ii) the total shareholder return (the “TSR”) performance conditions (the “TSR Performance Conditions”) for the 2010 Awards were fully met and that, accordingly 100% of the TSR performance-based half of the 2010 Awards will vest, (iii) the EPS Performance Conditions for the 2011 Awards were fully met and that, accordingly, 100% of the EPS performance-based half of the 2011 Awards will vest, (iv) the TSR Performance Conditions for the 2011 Awards were fully met and that, accordingly 100% of the TSR performance-based half of the 2011 Awards will vest. The Responsible Bodies have further determined that vesting as per (i)-(iv) above will only occur on a pro-rated basis for the time lapsed until August 8, 2012 (date of the earliest possible completion of the Offer).

As a result, an aggregate amount of $4,993,743 will be payable to the award holders, except for the Elster CEO, who has waived his respective entitlement, on the date of completion of the Offer in respect of satisfaction of such performance conditions. The CFO and CLO will be entitled to receive $120,301 and $223,739, respectively, under the LTIP upon completion of the Offer.

Retention Scheme

On May 22, 2012, Elster implemented a retention scheme for the CLO and certain key employees (the “Retention Scheme”), pursuant to which a covered participant is eligible to receive a retention bonus of 75% or 100% of such individual's fixed base salary. The Retention Scheme provides for 33 1/3% of the retention bonus to be paid to each covered participant on completion of the Offer and the remaining 66 2/3% to be paid to such covered participants on the nine-month anniversary of the completion of the Offer; provided that covered participants are not served a termination notice through the respective payment dates. The CLO is eligible for a retention bonus of up to €225,000.

Termination Agreements with CEO and CFO

On June 28, 2012, Elster entered into termination agreements with its CEO and CFO (each, a “Termination Agreement”) under which, subject to the approval of the Administrative Board, service contracts between Elster and each of the CEO and CFO are terminated and superseded by the respective terms and conditions of the Termination Agreements, with effect as of the CEO Employment Termination Date (defined below).

The Elster CEO's Termination Agreement provides that, subject to approval of the Administrative Board, he will cease to be Chief Executive Officer and Managing Director of Elster effective as of the end of the date on which the competent court has appointed new members of the Administrative Board of Elster upon the filing of an application by Elster as provided in the Investment Agreement (the “CEO Employment Termination Date”). In consideration of his cessation of service and as a waiver of all claims under his service contract with Elster dated September 28, 2010, including claims for variable bonuses for 2010–2013, outstanding holiday claims, claims under the LTIP and claims for fringe benefits, the CEO will receive €1,675,000. The CEO will return his company car (if any), as of the CEO Employment Termination Date. Elster will waive the post-contractual prohibition of competition covenant. The amount payable under the Termination Agreement is equivalent in amount to the severance entitlement he would otherwise have received under his existing service contract with Elster.

The Elster CFO's Termination Agreement provides that, subject to approval of the Administrative Board, he will cease to be Chief Financial Officer and managing director of Elster as of the same date he resigns as a member of the Administrative Board pursuant to the Investment Agreement (the “CFO Employment Termination Date”). In consideration of his cessation of service and as a waiver of all claims under his service contract with Elster that became effective as of February 1, 2012, including claims for variable bonuses for 2012–2015 (except for the bonus for 2012 as described below), outstanding holiday claims, claims under the LTIP (except for the claim to receive $120,301 as set forth in “Item 4. Effect of the Offer and the Investment Agreement on Equity Awards”) and claims for fringe benefits, the CFO will receive (i) a severance payment of €2,400,000 and (ii) a variable bonus equal to 100% of his base salary of €500,000, such bonus to be calculated on a pro rata basis from February 1, 2012 to the CFO Employment Termination Date; each of which shall be paid at the end of the month in which the CFO Employment Termination Date occurs. See also “Effect of the Offer and the Investment Agreement on Equity Awards” above. The CFO will return his company car (if any) as of the CFO Employment Termination Date. Elster will waive the post-contractual prohibition of competition covenant. The amount payable under the Termination Agreement is equivalent in amount to the severance entitlement he would otherwise have received under his existing service contract with Elster (including in particular a change of control clause).

Under the respective Termination Agreements, the CEO and CFO have agreed, subject to the approval of the Administrative Board, to resign from the Administrative Board and from any office as a member of management boards, administrative boards or similar mandates that such individual holds with companies affiliated with Elster, in the case of the CEO effective as of the CEO Employment Termination Date, and in the case of the CFO effective as of the CFO Employment Termination Date.

This summary of the Termination Agreements does not purport to be complete and is qualified in its entirety by reference to the Termination Agreements, which are filed as Exhibits (e)(13) and (e)(14) hereto and are incorporated herein by reference.

Information Access and Jurisdiction Agreements

Elster is in the process of signing individual Information Access and Jurisdiction Agreements with members of the Administrative Board and managing directors, pursuant to which Elster agrees, among other things, that it will not initiate or support court proceedings against such individual before a court located in the U.S. with respect to claims relating to the individual’s performance of duties with respect to Elster.

Directors' and Officers' (“D&O”) Insurance

Elster has provided D&O liability insurance for the members of the Administrative Board and the managing directors against civil liabilities which they may incur in connection with their activities on behalf of Elster. Elster has purchased “tail” insurances policies, which would become effective as of the completion of the Offer, with a claims period of 10 years following completion of the Offer and with at least the same coverage and amounts as the current policies of D&O liability insurance maintained by Elster, in each case with respect to claims arising out of or relating to events that occurred before or at the time of completion of the Offer (including in connection with the transactions contemplated by the Investment Agreement). Costs for “tail” insurance totaled approximately €1,563,640 (net of commissions and tax).

Item 4. The Solicitation or Recommendation

Solicitation or Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Elster's managing directors and legal and financial advisers, on June 28, 2012 the Administrative Board duly (i) approved the Investment Agreement and instructed the managing directors to enter into the Investment Agreement, (ii) determined that, in its opinion, the Offer is fair to and in the best interests of Elster and its stakeholders, including its shareholders, employees and customers, (iii) approved the Offer and (iv) recommended that the holders of Securities accept the Offer and tender the Securities that they hold into the Offer.

The Administrative Board hereby recommends that the holders of Securities accept the Offer and tender the Securities that they hold into the Offer.

In reaching the conclusions and in making the recommendation described above, the Administrative Board took into account a number of considerations, described under “ — Reasons for the Recommendation of the Administrative Board” below.

The press release issued by Elster announcing the execution of the Investment Agreement is filed as Exhibit (a)(5)(B) hereto, and is incorporated herein by reference.

Background of the Offer

Prior to the initial public offering of Elster in September 2010, Rembrandt, then the holder of approximately 92% of the share capital of Elster, advised Elster that it did not anticipate holding a majority of Elster's share capital over the long term. Through public offerings in 2010 and 2011, Rembrandt reduced its stake in Elster's share capital to the approximately 62.17% it currently holds, directly and indirectly.

The Administrative Board, together with Elster's managing directors, has in the ordinary course regularly evaluated business development strategies and reviewed Elster's strategic alternatives in light of the business and economic environment, as well as developments in the market for gas, electricity and water meters and related communications, networking and software solutions. These reviews have included potential acquisitions of companies or assets of a wide range of sizes and development, potential joint venture opportunities and other strategic alliances with third parties, as well as potential divestitures of under-performing business units.

In the third quarter of 2011, Rembrandt advised Elster that it was looking to accelerate the sell-down of its remaining stake in Elster through a public offering of some or all of its Securities by means of a shelf registration. In order to facilitate such an offering, Rembrandt exercised its registration rights as a result of which Elster filed a registration statement with the SEC on March 27, 2012, to register the sale by Rembrandt of a number of Securities up to Rembrandt's entire remaining stake.

Representatives of CVC advisor of the funds owning Rembrandt have from time to time received inquiries and indications of interest from both strategic and financial investors wanting to explore the possibility of acquiring Rembrandt's stake in Elster. On January 5, 2012, Mr. Christopher Miller, Executive Chairman of Melrose, contacted representatives of CVC to express interest in exploring a possible acquisition of Rembrandt's stake in Elster, without discussing price or other details of a possible acquisition. On January 5, 2012, the closing trading price for ADSs on the New York Stock Exchange (“NYSE”) was $13.00.

On February 6, 2012, Messrs. Steven Koltes, Marc Strobel and Gregor Hilverkus, as representatives of CVC, attended a meeting in Zurich with Mr. Miller and Mr. David Roper, then-Chief Executive Officer and now Executive Vice Chairman of Melrose, to discuss Melrose's general interest in Elster, though no discussions of a potential offer price, price range or details of a transaction structure took place. On February 6, 2012, the closing trading price for ADSs on the NYSE was $14.01.

On March 5, 2012, representatives of CVC met with Mr. Howard Dyer, Chairman of the Administrative Board (Chairman), Mr. Roper, Mr. Simon Peckham, then-Chief Operating Officer and now Chief Executive of Melrose, and Mr. Geoffrey Martin, Group Finance Director of Melrose, at CVC's London offices. At the meeting, the Chairman briefed Melrose on the history and background of Elster's business. Mr. Peckham expressed Melrose's continuing interest in exploring an acquisition of all of the Shares owned by Rembrandt as well as all other outstanding Securities of Elster. There was no specific discussion concerning a potential price range. On March 5, 2012, the closing trading price for ADSs on the NYSE was $14.42.

On March 27, 2012, Mr. Roper and Mr. Miller, representatives of Melrose, met in London with representatives of CVC. At this meeting, a preliminary and non-binding offer price of $20.00 per ADS was first discussed. On March 27, 2012, the closing trading price for ADSs on the NYSE was $15.27.

On April 2, 2012, representatives of CVC, including Mr. Strobel, held a telephone conference with Mr. Roper, Mr. Peckham and Mr. Martin, representatives of Melrose. They discussed the key terms that Rembrandt would want to be included in a preliminary and non-binding offer letter. Mr. Strobel stated that Melrose's proposed offer price of $20.00 was an acceptable basis from the perspective of Rembrandt (and CVC) to allow for further discussions, but that they could not predict the reaction of the Administrative Board to a proposed offer price at that level. At Rembrandt's request, Melrose stated that it would follow up with a letter to Rembrandt detailing the points discussed during that week.

On April 3, 2012, the Chairman informed Mr. Simon Beresford-Wylie, Chief Executive Officer (CEO) of Elster, and Mr. Rainer Beaujean, Chief Financial Officer (CFO) of Elster, that CVC had been approached by Melrose expressing their intent to acquire Elster. Subsequently, the CEO of Elster informed Mr. Thomas Preute, the Chief Legal Officer (CLO) of Elster.

On April 4, 2012, the Administrative Board and the managing directors held a telephone meeting during which the Chairman informed the Administrative Board and the managing directors of Melrose's interest in Elster and his interaction with Melrose on March 5. Then, Mr. Strobel, member of the Administrative Board and a Partner of CVC, informed the Administrative Board and the managing directors that Melrose had orally expressed an interest in ultimately acquiring all outstanding Securities of Elster by way of a tender offer and that Rembrandt anticipated the receipt of a letter from Melrose in respect of a potential transaction in that regard. On April 5, 2012, the Administrative Board and the managing directors held another telephone meeting, with Elster's legal advisers present, to discuss next steps in anticipation of such a letter. Mr. Clay Brendish, Mr. Michael Cannon, Mr. John Delucca and Ms. Jill Smith, independent members of the Administrative Board, indicated that, should discussions progress, they intended to retain separate legal and financial advisers at the appropriate time.

On April 5, 2012, Rembrandt received a letter from Melrose, expressing its preliminary, non-binding and conditional interest in making an offer for the entire issued share capital of Elster at an offer price of $20.00 per ADS. Mr. Strobel forwarded the letter to the Administrative Board. On April 5, 2012, the closing trading price for ADSs on the NYSE was $15.50.

On April 10, 2012, the Administrative Board received a letter from Mr. Roper of Melrose, in which Melrose expressed its preliminary, non-binding and conditional interest in making an offer for the entire issued share capital of Elster by means of an all-cash tender offer to all holders of Elster's registered ADSs at an offer price of $20.00 per ADS. Melrose stated that it expected to finance its proposed offer through a combination of debt and equity financing, and that it expected that, at the time of entry into an agreement with respect to the offer, the debt portion of the financing would be available on a certain funds basis, and a rights issue serving as the equity portion of the financing would be fully underwritten. Melrose's proposal included a minimum acceptance condition of 95% but indicated that Melrose was actively investigating its ability to reduce the threshold if at all possible. Melrose's proposal also noted that the transaction would be subject to approval by Melrose's shareholders at a specially called shareholder meeting following announcement of the transaction. On April 10, 2012, the closing trading price for ADSs on the NYSE was $15.19.

On April 11, 2012, the Administrative Board and the managing directors held a telephone meeting to discuss the Melrose letter and consider appropriate actions in response to the same. As a European public limited company (Societas Europeaea, or SE) with its registered seat in Germany, Elster and the Administrative Board are subject to Section 93 of the German Stock Corporation Act (Aktiengesetz), as well as the German Corporate Governance Code (Deutscher Corporate Governance Kodex). In light of the Administrative Board's duties thereunder, the Administrative Board determined that care should be taken to solicit legal and financial advice on the proposal outlined by Melrose with a clear view toward addressing all relevant stakeholders of Elster, in accordance with the applicable provisions of German law.

On April 12, 2012, Elster sent a letter from the CEO of Elster, to Melrose to indicate that Elster was reviewing the April 10 letter of Melrose and would respond toward the end of the following week.

On April 13, 2012, the CLO of Elster, sent a letter to the board of directors of Rembrandt, in which Elster requested Rembrandt's view regarding the proposal in Melrose's April 10 letter. On April 17, 2012, the CLO of Elster received a letter from Rembrandt confirming (i) Rembrandt's view that Melrose's proposal represented a sufficiently attractive basis for a further detailed evaluation of Melrose's interest in Elster and (ii) Rembrandt's support for Elster to explore Melrose's proposal if so resolved by the Administrative Board.

On April 17, 2012, the Administrative Board and the managing directors held a telephone meeting during which, among other things, the Administrative Board received proposals from Deutsche Bank AG (“Deutsche Bank”) and Rothschild GmbH (collectively with Rothschild Inc. and its other affiliates, “Rothschild”) on their engagement as financial advisers to Elster in relation to Melrose's proposal and initial feedback by both banks on Melrose's April 10 letter.

On April 18, 2012, the Administrative Board and the managing directors held a telephone meeting during which, among other things, the Administrative Board discussed in detail, on the basis of all relevant information available at that time, whether or not to explore Melrose's proposal, the potential engagement of external financial and/or legal advisers, the manner in which to respond to Melrose's April 10 letter and the manner in which to proceed with the evaluation of Melrose's proposal. The Administrative Board gave due consideration to its obligations under German law to consider the potential impact of Melrose's proposal on the relevant stakeholders of Elster. Elster subsequently formally engaged Deutsche Bank and Rothschild.

On April 20, 2012, the Administrative Board and the managing directors held a telephone meeting to discuss the various aspects of Melrose's proposal in connection with the interests of Elster's shareholders, employees and relevant stakeholders under German law. The Administrative Board resolved to respond to Melrose's proposal, agreed on the wording for the response and instructed the managing directors to send a response letter to Melrose.

Consequently, on the same day, the CEO of Elster sent a letter to Melrose in response to Melrose's letter of April 10. In the letter, Elster stated that the Administrative Board viewed Melrose's proposed offer price as insufficient and also requested clarity on Melrose's post-acquisition plans for Elster, in particular as it related to the interests of Elster's stakeholders. The CEO of Elster explained that under German law, which is the law applicable to the duties of the Administrative Board, the best interest of a company (Unternehmensinteresse) is not limited to shareholder interest or shareholder value considerations, but also refers to the interests of all other stakeholders, including, among others, creditors, employees, customers, suppliers and the public domain. Elster highlighted the importance for Elster of understanding Melrose's strategy and its impact on Elster's stakeholders, business, financial situation, and Melrose's contribution to the future development of Elster. Elster also requested additional detail regarding Melrose's plan to finance the proposed offer and requested that Melrose provide more background to the offer conditions proposed in the April 10 letter. Finally, Elster requested more information on Melrose's planned transaction timeline.

On April 25, 2012, Elster received a letter from Melrose responding to the concerns raised in Elster's April 20 letter. In the letter, Melrose reiterated that, should its proposed offer be successful, it expected to maintain Elster as a separate business within the Melrose group and to strengthen and grow what it considered to be a good business in the best interests of all stakeholders of Elster. Melrose stated that it considered its $20.00 proposed offer price to be a full and attractive price at a significant premium to historical trading prices of the ADSs. Melrose confirmed that it expected to finance its proposed offer through a combination of debt and equity financing. It confirmed its expectation that, at the time of entry into an agreement with respect to the proposed offer, the debt portion of the financing would be available on a certain funds basis, and the rights issue serving as the equity portion of the financing would be fully underwritten. Melrose further reiterated its plan to implement the “squeeze-out” process under German law, so as to acquire all of Elster's outstanding share capital, once it acquired at least 95% of Elster's outstanding share capital, but that Melrose was prepared to lower its proposed minimum acceptance condition to 75%, with the understanding that it would enter into a domination agreement (Beherrschungsvertrag) with Elster if the proposed offer had an acceptance rate of more than 75% but less than 95%. Melrose stated that timing was a key element of its proposal.

On April 26, 2012, Mr. Strobel, after Mr. Roper had tried to reach him, confirmed in an e-mail to Mr. Roper of Melrose that the Administrative Board had received the letter and would reply to Melrose soon.

On April 27, 2012, the Administrative Board and the managing directors held a telephone meeting to discuss Melrose's April 25 letter. The members of the Administrative Board agreed that Melrose's proposal was to be taken seriously and discussed alternatives for responding.

On April 30, 2012, the Administrative Board and the managing directors held a telephone meeting with representatives of Deutsche Bank and Rothschild, Elster's financial advisers, and Allen & Overy LLP (“Allen & Overy”), Elster's legal adviser for the proposed transaction, to discuss various aspects of a response to Melrose's proposal, including the framework of a non-disclosure arrangement with Melrose and the pros and cons of, and likely timing and process for, engaging third parties to explore potential competing offers. The Administrative Board noted, among other things, that Melrose's proposal was dependent upon capital raising that would, as a practical matter, be much more difficult to achieve in August. As a result, delay associated with an exhaustive market check could result in Melrose being unwilling or unable to effect their proposed transaction. The Administrative Board noted the importance of confidentiality and expressed its preference that any market check be conducted with a view towards safeguarding confidentiality. The Administrative Board also expressed a desire to limit market check activities to potential purchasers who were likely to be capable of submitting proposals that would satisfy all relevant stakeholders. At that meeting, the Administrative Board discussed with representatives of Deutsche Bank and Rothschild the identity of potential parties to whom the financial advisers might reach out on a confidential basis to explore the potential interest in a transaction with Elster.

On April 30, 2012, Elster sent a further letter to Melrose, noting that it continued to believe that Melrose's proposed offer price of $20.00 per ADS did not adequately reflect the value of Elster and suggesting that their respective financial and legal advisers meet to discuss Melrose's proposal. On May 1, 2012, the CEO of Elster received a letter from Mr. Roper of Melrose agreeing to such a meeting.

On May 2, 2012, representatives of Deutsche Bank and Rothschild, and representatives of JP Morgan Cazenove, Melrose's financial adviser (“JP Morgan”), held a meeting in London to discuss financial aspects of the proposal as well as the potential timeline and process. JP Morgan indicated that the proposed $20.00 offer price was the result of an in-depth valuation analysis, but that it was still subject to confirmation via a thorough due diligence process. JP Morgan stated it was highly confident that Melrose would secure debt and equity financing in amounts sufficient to fund the acquisition of Elster's entire share capital in the proposed offer.

On May 3, 2012, the Administrative Board and the managing directors held a telephone meeting to discuss the results of the May 2 meeting between the respective financial advisers of Melrose and Elster. Representatives of Deutsche Bank, Rothschild and Allen & Overy also participated.

On May 3, 2012, representatives of Allen & Overy held a telephone meeting with Hengeler Mueller and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), Melrose's legal advisers, to discuss initial legal aspects of Melrose's proposal, including due diligence, Melrose's proposed means of financing the proposed offer, the framework of a proposed transaction agreement, and Melrose's plans for Elster in the event of the successful completion of the proposed offer. Simpson Thacher confirmed that the acquisition would be subject to the approval of over 50% of Melrose shareholders. Simpson Thacher also, among other things, reiterated Melrose's position that, for practical reasons, it was important to finalize a definitive agreement by the end of June.

On May 7, 2012, the Administrative Board and the managing directors held a telephone meeting with representatives of Deutsche Bank, Rothschild and Allen & Overy to discuss, among other things, a draft of the five year business plan developed by Elster's management (see “Item 8. Additional Information — Certain Company Projections”), preliminary valuation considerations prepared independently by Deutsche Bank and Rothschild, an analysis of Melrose's resources to finance the proposed offer, and an initial comprehensive assessment of the terms and conditions of Melrose's proposed offer and the effects of an acquisition on Elster's business and stakeholders. The Administrative Board authorized the Chairman as well as the CEO and the CFO to meet with representatives of Melrose to seek to improve and clarify Melrose's proposal. On May 7, 2012, Mr. Brendish, Mr. Cannon, Mr. Delucca and Ms. Smith, independent members of the Administrative Board, indicated that to be prudent they intended to retain separate legal and financial advisers. In addition, taking into account the considerations discussed on April 30, 2012, the Administrative Board directed Deutsche Bank to approach three parties with significant financial resources and a track record of moving quickly in order to determine their interest in a potential transaction with Elster, with a goal of increasing the likelihood of having alternative proposals to consider without delaying (and therefore potentially preventing) the transaction proposed by Melrose.

On May 7, 2012, Mr. Brendish, Mr. Cannon, Mr. Delucca and Ms. Smith, independent members of the Administrative Board, retained Hogan Lovells International LLP (“Hogan Lovells”) to advise them in connection with the proposed transaction. The Administrative Board approved the retention of Hogan Lovells at the expense of Elster.

On May 7, 2012, Mr. Strobel informed the Administrative Board and the managing directors that CVC, following a meeting on May 4, had received an unsolicited verbal expression of interest from Party D for Rembrandt's stake in Elster at a price that was meaningfully below the price being proposed by Melrose.

Following the May 7, 2012, meeting, Deutsche Bank contacted the three potential purchasers previously approved by the Administrative Board and known to be interested in buying companies in the metering industry and to have substantial financial resources, Party A, Party B and Party C, to gauge their interest in entering into confidential preliminary discussions regarding a potential transaction involving Elster. Party A and Party B responded soon afterwards that they were not interested in pursuing such a transaction, and no discussions were commenced with them.

Party C requested to receive a non-disclosure agreement and promised to revert with a more definitive view on interest in due course after having completed an initial internal discussion and having had the opportunity to review a public information package.

On May 8, 2012, the Chairman, together with the CEO and the CFO of Elster met with Messrs. Miller, Roper, Peckham and Martin from Melrose to discuss a potential timeline for negotiations, the proposal's connection to Melrose's business strategy and its impact on Elster, the financing of the proposed offer, Elster's evaluation of Melrose's proposal in the context of the interests of all of its stakeholders, and the valuation of Elster in relation to Melrose's proposed offer price. At this meeting, Melrose confirmed that it intended to raise enough funds to finance the acquisition of all of the share capital of Elster at the proposed offer price. Melrose further confirmed that the equity portion of the financing of the proposed offer would be fully underwritten, and the debt portion of the financing (through a loan facility) would be in place prior to the entry into a definitive transaction agreement with Elster, such that the offer would not be conditional on the subsequent receipt of financing. Furthermore, Melrose re-affirmed its intention to enter into a domination agreement (Beherrschungsvertrag) following the acquisition of at least 75% of the share capital of Elster. The Chairman sought at the meeting to obtain the highest possible price from Melrose, noting that the Administrative Board viewed $20 per ADS as inadequate and noting the gaps that remained in Melrose's proposal that Elster required in order to permit the Administrative Board to assess the proposal's effect on other stakeholders.

On May 9, 2012, the Administrative Board and the managing directors held a telephone meeting with representatives of Allen & Overy to discuss the recent negotiations with Melrose as well as a status update on market check activities. The Chairman reported in detail regarding his meeting the previous day with representatives of Melrose, and his attempts to maximize the offer price and emphasized the importance to the Administrative Board of the potential effects of the proposed transaction on Elster's stakeholders. The

Chairman indicated that earlier in the day Melrose had informally raised the proposed offer price to $20.40 per ADS. During the course of the meeting, the Administrative Board found the raised $20.40 offer to be insufficient, but determined that the parties were in the range of agreement on price and authorized Mr. Dyer to continue discussions with Melrose to try to get the best offer from Melrose that he could get under the circumstances without risking losing the deal. Following the meeting of the Administrative Board and the managing directors, the Chairman and Mr. Roper had further discussions regarding Melrose's proposed purchase price, at the conclusion of which Mr. Roper indicated that Melrose would be prepared to pay $20.50 per ADS, subject to the completion of due diligence and the negotiation of a definitive transaction agreement. The Chairman attempted to increase the price further but ultimately Mr. Roper indicated that Melrose was not prepared to pay any more than $20.50 per ADS, which was Melrose's best and final proposal.

On May 10, 2012, the Administrative Board and the managing directors held a telephone meeting with representatives of Allen & Overy to review a comprehensive stakeholder assessment of Melrose's proposal. In addition, the Administrative Board discussed and approved the five year business plan developed by Elster's management. See “Item 8. Additional Information — Certain Company Projections.” The Administrative Board also authorized and instructed the managing directors to enter into a non-disclosure agreement with Melrose.

On May 10, 2012, representatives of Allen & Overy met with representatives of Simpson Thacher and Hengeler Mueller by telephone to discuss a draft non-disclosure agreement between Elster and Melrose, to be entered into prior to the conduct of formal due diligence on Elster by Melrose.

On May 14, 2012, Mr. Brendish, Mr. Cannon, Mr. Delucca and Ms. Smith, independent members of the Administrative Board, held a telephone meeting to discuss the status of discussions with Melrose, market check activities and other matters related to Melrose's proposal.

On May 14, 2012, Melrose and Elster entered into a non-disclosure agreement related to the entry into discussions regarding a possible transaction and the provision by Elster of certain confidential information to Melrose. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Elster and Melrose and/or Bidder — Non Disclosure Agreement.” Shortly thereafter, representatives of Elster (including the Chairman, the CEO, the CFO and the CLO, the business unit heads of Gas International, Electricity International, and Water, together with Vice President Group Accounting, Vice President Group Controlling and Vice President Group Treasury) and Melrose (including Mr. Miller, Mr. Roper, Mr. Peckham, Mr. Martin, Mr. Alistair Peart, Mr. Joff Crawford, Mr. Matt Richards and Mr. Jim Slattery), and their respective legal and financial advisers, held an initial meeting in Düsseldorf. Mr. Roper and Mr. Peckham of Melrose presented aspects of Melrose's business model and structure as well as its strategic outlook, and presented further details on the plans for Elster in the event of a successful completion of an acquisition of Elster by Melrose, which were first discussed at the May 8 meeting. Elster stated that an important consideration given its consideration of all stakeholder interests was the fair treatment of Elster employees following the acquisition. The parties also discussed Melrose's plans to finance the proposed offer, conceptual issues related to the definitive transaction agreement, due diligence matters and accounting matters in connection with financial information to be provided by Elster to Melrose. Melrose indicated it would be prepared to enter into a cost compensation arrangement. The business unit heads presented their strategies for the different segments (the heads of Gas International and Electricity International also presented the US business on behalf of their respective US colleagues, who could not join the meeting) based on the Investor Day presentations of November 18, 2011.

Also on May 14, 2012, Mr. Roper, Mr. Miller and Mr. Peckham of Melrose had a separate meeting with the Chairman and the CEO of Elster to discuss Melrose's proposed loan facility, including the need for Elster's accession to such a facility, the resignation of the non-managing director members of the Administrative Board upon completion of the proposed Melrose offer, and that continuity of the managing directors would not be guaranteed, but that Melrose did not intend to interfere in employment schemes on the levels below the managing directors.

During the weeks of May 14 and May 21, 2012, the CFO of Elster and Mr. Martin of Melrose, supported by relevant employees, met and spoke on several occasions to discuss in more detail regarding matters raised at the May 14 meeting.

On May 15, 2012, the Administrative Board and the managing directors held a telephone meeting with representatives of Allen & Overy during which management updated the Administrative Board on the topics discussed at the May 14 management meeting, the Administrative Board and the advisers discussed an updated comprehensive assessment of Melrose's offer and, in view thereof and of the executed non-disclosure agreement, the Administrative Board resolved to authorize Melrose to begin a first phase due diligence investigation of Elster. The Administrative Board also discussed the further interaction with Party C while the non-disclosure agreement was still being negotiated.

On May 16, 2012, at the offices of Hengeler Mueller in Düsseldorf, Melrose and Elster, together with their respective advisers, conducted a due diligence meeting on accounting, finance and treasury, legal, compliance and insurance topics. The Elster CFO, the Vice President Group Accounting, Director Tax and Vice President Group Treasury of Elster as well as Elster's financial advisers provided representatives of Melrose, JP Morgan and an internationally recognized audit firm advising Melrose with respect to financial due diligence of Elster (“Melrose's due diligence adviser”), with an overview of the different group functions (Group Accounting, Group Tax and Group Treasury) and the financial profile of Elster. Furthermore, representatives of Melrose, JP Morgan and Melrose's due diligence adviser explained the different areas where input from Elster would be required in connection with Melrose's due diligence review and preparation of its funding arrangements.

On May 18, 2012, Hengeler Mueller delivered a first draft of the investment agreement to Elster.

On May 21, 2012, the CFO of Elster, the Vice President Group Accounting and the Director Tax together with representatives of Rothschild and the counterparts of Melrose and Melrose's due diligence adviser met in Düsseldorf to discuss differences between IFRS and US GAAP, taxation as well as pension liabilities at Elster. Following these initial meetings, representatives of Elster and its financial advisers met with representatives of Melrose and its financial advisers by telephone several times between May 21, 2012 and June 12, 2012 to discuss the due diligence process.

On May 22, 2012, the Administrative Board met to approve aspects of the five-year business plan proposed by Elster's managing directors. See “Item 8. Additional Information — Certain Company Projections.”

On May 23, 2012, the general shareholder meeting of Elster voted the CFO of Elster as a member of the Administrative Board.

On May 23, 2012, the CLO of Elster and Mr. Crawford, general counsel of Melrose, together with representatives of Allen & Overy, Simpson Thacher and Hengeler Mueller met in Düsseldorf to discuss the draft investment agreement, the terms of a potential non-solicitation agreement and cost compensation agreement, as well as legal aspects of the proposed offer. During the course of this meeting, among other things, Elster stated that the investment agreement would have to allow the Administrative Board to recommend a superior offer even if such offer had not formally commenced. Melrose stated that the execution of a non-solicitation agreement was a pre-condition to continuing with negotiations.

On May 23, 2012, representatives of Melrose met with the CEO of Elster and the business unit head of Electricity North America to continue diligence discussions on business unit strategies.

On May 24, 2012, representatives of Melrose and Elster and their respective financial and legal advisers met to continue diligence discussions attended on behalf of Elster by the Chairman (first half of the meeting), the CEO of Elster, the CFO of Elster, the business unit heads of Gas International, Electricity International, Water, Gas North America, together with Senior Vice President Corporate Development, Senior Vice President Operations, Vice President Group Controlling and Vice President Group Treasury. At the meeting, Melrose reconfirmed its commitment to reasonable continuity of Elster's business and operations following completion of the proposed offer. Melrose also indicated it would require Elster to accede to Melrose's loan facility upon conclusion of a domination agreement (Beherrschungsvertrag).

On May 24, 2012, a non-disclosure agreement between Elster and Party C was signed.

On May 26, 2012, Mr. Roper of Melrose spoke to Mr. Strobel and informed him that Melrose continued to expect to receive a tender agreement and an agreement on exclusivity from Rembrandt. Mr. Roper confirmed that due diligence and the financing process were going well. Mr. Roper further informed Mr. Strobel that they would provide Rembrandt with a draft tender agreement and exclusivity agreement.

On May 28, 2012, the Chairman and the CEO of Elster met with Mr. Roper and Mr. Peckham to discuss Melrose's perspective on the timeline for the transaction, including the progress of Melrose's debt and equity raising activities, and key principles of the proposed non-solicitation agreement, a draft of which Melrose sent to Elster on May 25, 2012. On the latter point, the Chairman noted that any such agreement would have to allow Elster to continue discussions with two other parties with whom Elster had already had a dialogue or interactions and could not require Elster to provide Melrose with anything more than a general status update on any progress of such discussions.

On May 29, 2012, the Administrative Board and the managing directors approved the release of confidential information to Party C, which was then provided to Party C by Deutsche Bank.

On May 30, 2012, Mr. Brendish, Mr. Cannon, Mr. Delucca and Ms. Smith, independent members of the Administrative Board, held a telephone meeting with representatives of Hogan Lovells and Allen & Overy to discuss matters relating to the ADS holding of certain members of the Administrative Board, the resignation of the non-managing director members of the Administrative Board following the completion of the potential offer and the engagement of a separate financial adviser to independent members of the Administrative Board in connection with the evaluation of Melrose's proposal.

On May 31, 2012, Melrose and Elster entered into a cost compensation agreement for the reimbursement of internal and external costs and expenses incurred by Elster in the provision of confidential information to Melrose for its use in the preparation of the offering materials for use in its UK Rights Issue . See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Elster and Melrose and/or Bidder — Cost Compensation Agreement.”

On May 31, 2012, the Administrative Board and the managing directors held a telephone meeting with representatives of Allen & Overy during which Allen & Overy updated the Administrative Board on the comprehensive assessment of Melrose's offer. The Administrative Board resolved to authorize and instruct the managing directors to provide Melrose with additional due diligence information.

On May 31, 2012, Hengeler Mueller delivered a revised draft of the investment agreement to Elster.

On June 1, 2012, the Administrative Board and the managing directors held a telephone meeting with representatives of Allen & Overy during which Allen & Overy updated the Administrative Board on additional information provided by Melrose to permit the Administrative Board to advance its comprehensive assessment of Melrose's offer in light of its obligations under German law.

During the first two weeks of June, Melrose and Elster, as well as their respective financial and legal advisers, discussed various other aspects of the transaction, including the proposed terms of the investment agreement relating to Melrose's financing arrangements and open diligence items.

On June 5, 2012, the Administrative Board and the managing directors discussed the financing strategy following a change of control event at Elster, in light of the change of control clauses in Elster's existing financing arrangements. Two available options were discussed to cover Elster's financing needs for the period from the completion of the proposed offer through at least the effectiveness of a domination agreement (Beherrschungsvertrag) — a standalone solution for Elster with an amended bank loan facility or alternatively the use of the new Melrose financing. The members of the Administrative Board expressed the view that both options would need to be on arm's length terms and ring-fenced from Melrose's acquisition financing. Based on this framework both options were reviewed. The Melrose financing review was based on a draft term sheet received from Melrose, and the Administrative Board agreed that while the commercial terms were attractive, further improvements in the ring-fencing needed to be achieved. The alternative standalone option was potentially less attractive in commercial terms but would offer a strict ring-fencing. For the standalone option the support from the majority of the existing Elster relationship banks would need to be secured to have sufficient liquidity available. Based on the experience from other projects, the CFO and the Group Treasurer of Elster, together with representatives of Rothschild, felt comfortable that such support would be achievable after the change of control event, and that the standalone option was viable. The members of the

Administrative Board agreed that work on both options should be continued for the time being in order to get to an acceptable financing solution for Elster.

On June 6, 2012, Melrose and Elster entered into a non-solicitation agreement whereby Elster agreed not to solicit or invite the submission of any proposals, indications of interest or offers in relation to the acquisition of all or a substantial part of Elster and its business from the date of the agreement until July 13, 2012. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Elster and Melrose and/or Bidder — Non-Solicitation Agreement.”

On June 6, 2012, Elster and Mr. Brendish, Mr. Cannon, Mr. Delucca and Ms. Smith, independent members of the Administrative Board, retained Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) to provide financial advice to such members with respect to the Melrose offer.

On June 7, 2012, the Administrative Board received a letter from Mr. Peckham of Melrose, explaining that under the draft term of the proposed loan facility to be entered into by Melrose in connection with the proposed offer, Elster would be required to refinance its existing facility under the proposed Melrose facility. On June 8, 2012, the CEO of Elster delivered a letter to Mr. Peckham stating that Elster would require certain conditions to be met with respect to the terms of Melrose's loan facility if Elster were not to otherwise have standalone financing available to it following completion of the proposed offer. Also on June 8, 2012, Allen & Overy, Simpson Thacher and Hengeler Mueller held a telephone meeting to discuss key issues of the investment agreement.

On June 9, 2012, there was a call between Mr. Peckham of Melrose and the CEO of Elster, among other things to discuss a proposal for a commitment from Melrose with respect to employee protection. On June 11, 2012, the CLO of Elster and Mr. Crawford of Melrose further discussed the employee protection proposal.

On June 11, 2012, the CFO and the Vice President Group Treasury of Elster and representatives of Rothschild met with the CFO and Treasurer of Melrose by telephone to discuss the proposed financing of Elster following closing of the proposed Melrose offer until a potential domination agreement would become effective, particularly the requirement of Melrose for Elster to refinance its existing facility under the proposed Melrose facility. Mr. Martin of Melrose explained that Melrose had explored alternatives to the requirement that Elster accede to the Melrose group financing but Melrose did not believe any alternatives were acceptable.

On June 11, 2012, the Administrative Board received a letter from Mr. Martin of Melrose stating that Melrose had reached an agreement in principle with its financing banks on the new facility agreement.

On June 11, 2012, the Administrative Board and the managing directors held a telephone meeting with representatives of Deutsche Bank, Rothschild, Allen & Overy and Hogan Lovells during which these advisers provided an update on Melrose's due diligence, the negotiation of the financing arrangements, the negotiation of the investment agreement and other legal processes. The participants acknowledged (i) that key issues relating to the proposed transaction still remained open, in particular the structure of Melrose's proposed financing, and (ii) the fact that Melrose had confirmed that the proposed financing structure was a pre-condition to Melrose's willingness to enter into definitive agreements relating to the proposed transaction. The Administrative Board and representatives of Deutsche Bank discussed both current market conditions and Melrose's ability to finance the proposed offer.

Between June 6 and June 11, 2012, Deutsche Bank reached out to Party C multiple times regarding the informational materials provided to Party C by Elster on May 29 and regarding a potential response by Party C. In that context, Party C indicated informally and orally that it could not commit to discussion at such point in time, but that it would let Deutsche Bank know if its position changed.

On June 12, 2012, Allen & Overy delivered comments to the draft investment agreement to Melrose.

On June 12, 2012, the Wall Street Journal published an article speculating that CVC was seeking a buyer for Elster. The price of ADSs on the New York Stock Exchange rose 12% on high volume. The unaffected closing price of the ADSs on June 11, 2012 was $13.80 per ADS.

During the week of June 11, 2012, negotiation of the terms of the investment agreement, as well as due diligence discussions and discussions regarding Melrose's proposed financing structure, including the status of the terms of the new facility agreement continued among representatives of Elster and Melrose.

On June 13, 2012, the Administrative Board and the managing directors held a telephone meeting with representatives of Deutsche Bank, Rothschild, Allen & Overy and Hogan Lovells during which, among other things, Elster's current business performance, were discussed.

On June 13, 2012, the Chairman explained the effects that exchange rate movements had on Elster's current operating results. On the same day, Mr. Roper informed the Chairman that Melrose would seek to obtain their banks' consent to allow Melrose to waive the minimum tender acceptance condition without having to obtain the lenders’ consent under Melrose’s new facilities agreement.

On June 14, 2012, Rembrandt and its wholly owned subsidiary, Nachtwache, entered into an exclusivity agreement with Melrose. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Elster and Melrose and/or Bidder — Rembrandt Exclusivity Agreement.”

On June 14, 2012, the CEO and CFO of Elster and Mr. Martin of Melrose, together with Elster’s due diligence adviser and Melrose’s due diligence adviser met in Düsseldorf to discuss financial due diligence items requested by Melrose, and Melrose’s proposed financing, as well as Elster’s recent business performance.

On June 14, 2012, the Administrative Board and the managing directors held a meeting with representatives of Deutsche Bank, Rothschild, Allen & Overy and Hogan Lovells at which representatives of Deutsche Bank, Rothschild and Allen & Overy discussed the status of Melrose's financing arrangements with the Administrative Board. Elster's financial advisers reported that Melrose presented the acceptance of the Melrose financing solution (i.e., that Elster accede to the Melrose group financing) as a pre-condition for Melrose to enter into the proposed transaction. Based on the terms set forth in the financing term sheet Melrose provided to Elster, the option was considered feasible by the advisers, but the advisers identified three potential areas of concern for Elster surrounding the envisaged ring-fencing to the Administrative Board (joint covenants, general undertakings/possible events of default and bank guarantees), which they addressed in detail in their presentation. The advisers also discussed with the Administrative Board further work Elster could do to evaluate these areas of concern, including a review of the financial covenant headroom, changes to the term sheet to reflect Elster's operating needs and minimize the risks of defaults and the establishment of ancillary facilities for Elster to continue to issue letters of credit. Representatives of Deutsche Bank and Rothschild explained that they were not aware of any precedents that fully match the financing structure proposed by Melrose, but that they were familiar with a number of recent transactions in Germany that also provided for group financing prior to conclusion of a domination agreement (Beherrschungsvertrag). Based on the discussion, the Administrative Board decided that the CFO of Elster, together with Elster's financial and legal advisers, should continue to seek to address the areas of concern identified, and in that regard the Administrative Board authorized the formal engagement on the transaction of an internationally recognized audit firm (“Elster's due diligence adviser”) to advise Elster with respect to financial due diligence of Melrose and to evaluate financial covenant headroom under Melrose's proposed financing structure. The Administrative Board discussed these issues, the legal implications and the impact on the timetable of the transaction and several members of the Administrative Board highlighted the importance of beginning due diligence as soon as possible.

On June 15, 2012, the CFO, Vice President Group Controlling and Vice President Group Treasury of Elster met with representatives of Elster's due diligence adviser, Allen & Overy, Deutsche Bank and Rothschild by telephone to discuss the engagement of Elster's due diligence adviser. Allen & Overy explained that the Administrative Board needed to assess the risk that a covenant breach would adversely affect Elster during the full term of the new Melrose financing and not only during the first 18 months following completion of the proposed tender offer even though it would be very likely that a domination agreement (Beherrschungsvertrag) would be implemented by then. In addition, the CFO of Elster stressed that Elster and its advisers would not only focus on a review of the financial covenants but would also need to evaluate other key areas of concern for Elster given the current draft term sheet of the Melrose financing.

On June 17, 2012, a news report in The Sunday Telegraph stated that Melrose had been engaged in talks with Elster for the prior three weeks about a possible acquisition of Elster by Melrose and made reference to the proposed $20.50 per ADS offer price.

On June 18, 2012, following further public speculation regarding a transaction involving Elster, Elster and Melrose each issued a press release to the public confirming that discussions between the parties were ongoing but no transaction had yet been agreed. Elster confirmed that Melrose had proposed $20.50 per ADS offer price.

Between June 18 and June 27, Elster and Melrose and their respective financial and legal advisers met and spoke by telephone on a daily basis seeking to resolve remaining open issues including the terms of the investment agreement, the terms of Melrose's financing, and the terms of tender agreements for certain members of the Administrative Board and a managing director.

On June 19, 2012, Mr. Roper and the Chairman discussed Melrose's continued request for management tender agreements. The Chairman stated that the tender agreements should only be given subject to there not being another offer, the negotiation of which, in the Administrative Board's view, is in the best interests of Elster and its stakeholders (Unternehmensinteresse) within the meaning of German corporate law. Otherwise it would be difficult to obtain the unanimous support of Administrative Board.

On June 19, 2012, the Administrative Board and the managing directors held a telephone meeting with representatives of Deutsche Bank, Rothschild, Allen & Overy, Hogan Lovells and Elster's due diligence adviser during which representatives of Deutsche Bank and Rothschild gave a general status update including regarding recent share price trading and contacts with Party C. Also at this meeting, Elster's due diligence adviser presented an update of its ongoing financial due diligence and Allen & Overy presented on the status of the negotiations of the investment agreement.

On June 21, 2012, the Administrative Board and the managing directors held a meeting with representatives of Deutsche Bank, Rothschild, Allen & Overy, Hogan Lovells, Houlihan Lokey and Elster's due diligence adviser, at which representatives of Deutsche Bank, Rothschild and Allen & Overy discussed with the Administrative Board an update on the work being done to address Elster’s concerns regarding Melrose’s financing structure. In that regard, the advisers reported to the Administrative Board, among other things, that three banks from Melrose's consortium were prepared to cover Elster's requirement of €120 million in bank guarantees/letters of credit by granting ancillary facilities. In addition, the Administrative Board and Elster's due diligence adviser discussed the progress of its review and assessment of the risk of a covenant breach. Based on this discussion, as well as potential countermeasures that could be taken by Elster such as reduction in dividends or scale-back of capital expenditures, the Administrative Board became comfortable with the financial covenants as outlined in Melrose's term sheet. The Administrative Board also discussed the progress that had been made in negotiating the investment agreement and the remaining open issues. In addition, during the June 21, 2012 meeting, representatives of Deutsche Bank and Rothschild reviewed certain preliminary financial analyses with respect to Elster and the proposed offer price of $20.50 per ADS. During an adjournment of such meeting, the Chairman, the CEO and the CLO of Elster held a telephone conference with Messrs. Roper, Peckham, Martin and Crawford, to inform them that the Administrative Board was prepared to move forward and seek to finalize the definitive transaction documents promptly, provided that certain changes were made to the management tender agreements and subject to the Administrative Board’s final resolution on the transaction.

Between June 21 and June 27, 2012, the Chairman, the CEO and the CLO of Elster discussed with Mr. Roper, Mr. Peckham and Mr. Crawford the terms of the management tender agreements requested of the Chairman, the CEO and the CLO of Elster. During that period, senior management of Elster and Melrose, as well as their respective financial and legal advisers, discussed and negotiated the remaining open issues of the investment agreement.

During the same period, Mr. Brendish, Mr. Cannon, Mr. Delucca and Ms. Smith, independent members of the Administrative Board, and representatives of Hogan Lovells spoke on numerous occasions by telephone to consider and discuss the status of negotiations and the terms and conditions of the various proposals being exchanged between Elster and Melrose.

On June 22, 2012, Melrose sent a letter to Rembrandt confirming that its due diligence had raised no issues that would cause Melrose to abandon the proposed offer or reduce the offer price and that they were, in principle, prepared to proceed with the proposed offer at an offer price of $20.50 per ADS.

On June 26, 2012, Mr. Roper informed Mr. Koltes of CVC, and on June 27, 2012, Mr. Roper informed the Chairman that there was a high risk that Melrose would be unable or unwilling to proceed with the transaction unless it was announced no later than June 29. On the same day, representatives of Deutsche Bank and Rothschild held several telephone meetings with representatives of JP Morgan to analyze the factors that were driving the timetable to announcement.

On June 28, 2012, representatives from Melrose and Elster met to discuss the terms of the management tender agreements. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of Elster — Director Tender Agreements.”

On June 28, 2012, the Administrative Board (with the exception of Mr. Cannon, who was unable to attend due to a previous commitment) and the managing directors met in Düsseldorf. Representatives of Deutsche Bank, Rothschild, Allen & Overy and Elster's due diligence adviser discussed with the Administrative Board the matters previously discussed relating to Melrose's financing structure, including various undertakings and commitments that had been included in the final draft of the investment agreement, changes to Melrose's final credit facility agreement that had been accepted (including Melrose having the ability under such facility to waive the minimum tender offer acceptance condition from 75% to 62% without the lenders’ consent) and commitment letters that were received from Commerzbank, Lloyds and RBS for ancillary facilities for Elster. There was a comprehensive risk assessment as to Melrose’s financing solution, which although it did not include an effective ring-fencing (other than a ring-fencing from the acquisition facility) and resulted in Elster remaining exposed to potential future defaults in other parts of Melrose’s group), in the analysis of Elster’s due diligence adviser, the final documentation represented an acceptable solution for Elster. The Administrative Board agreed with this position and confirmed the acceptance of the proposed financing as part of the overall transaction.

Also at the meeting, representatives of Elster management, as well as representatives of Allen & Overy, described the terms of the investment agreement (including the protections contained therein relating to employees and other stakeholders of Elster), Melrose's financing (both equity and debt), the tender agreements to be entered into by Rembrandt and certain members of the Administrative Board and a managing director, as well as general market conditions, Elster's prospects and various other factors. The Administrative Board also discussed each of the key factors in relation to the various Elster stakeholders. Elster's managing directors and external advisors advised the Administrative Board that the negotiations with Melrose had been thorough and vigorous, and that the terms of the transaction (including under the Investment Agreement) represented the best package of value and deal certainty that could be obtained under the circumstances. Among other things, (i) representatives of Deutsche Bank reviewed with the Administrative Board Deutsche Bank’s financial analyses of the proposed Offer Price, and delivered an oral opinion, subsequently confirmed in a written opinion dated June 28, 2012, to the effect that, as of such date, and based upon and subject to the assumptions, limitations, qualifications and conditions described in its written opinion, the proposed ADS Offer Price of $20.50 in cash per ADS was fair, from a financial point of view, to the then-current holders of the outstanding ADSs, and the proposed Share Offer Price of $82.00 in cash per Share was fair, from a financial point of view, to the then-current holders of the outstanding Shares, in each case excluding Rembrandt and its affiliates, and (ii) representatives of Rothschild then reviewed with the Administrative Board Rothschild’s financial analyses of the proposed Offer Price and delivered an oral opinion, subsequently confirmed in a written opinion dated June 28, 2012, to the effect that as of such date, and based upon and subject to the assumptions, limitations, qualifications and conditions described in its written opinion, the proposed Offer Price to be received by the holders of the Securities (other than CVC and its affiliates) pursuant to the Investment Agreement was fair, from a financial point of view, to such holders. In addition, the independent members of the Administrative Board confirmed that representatives of Houlihan Lokey had, among other things, reviewed with the independent members of the Administrative Board its financial analyses of the proposed Offer Price, and delivered an oral opinion, subsequently confirmed in a written opinion dated June 28, 2012, to the effect that, as of such date, and based upon and subject to the assumptions, limitations, qualifications and conditions described in its written opinion, the ADS Offer Price to be received by the holders of the ADSs and the Share Offer Price to be received by the holders of the Shares, respectively (in each case, other than Melrose, the Bidder and their respective affiliates and Rembrandt and its affiliates), in the Offer was fair to such holders from a financial point of view. See “ — Opinions of Elster's Financial Advisers” below. In order to permit directors unaffiliated with CVC and Rembrandt to conduct a separate discussion without potential for conflict, Messrs. Koltes, Hilverkus and Strobel then left the meeting and a separate discussion took place among the remaining members of the Administrative Board present at the meeting. After further discussion, the remaining members of the Administrative Board present at the meeting acting as the duly constituted Administrative Board unanimously (i) determined that, in its opinion, the Offer is fair to and in the best interests of Elster and its stakeholders, including its shareholders, employees and customers, (ii) resolved to approve the execution of the investment agreement and to instruct the managing directors to enter into the investment agreement and (iii) resolved to recommend that holders of Securities tender Securities held by them into the Offer. Thereafter Messrs. Koltes, Hilverkus and Strobel rejoined the meeting, were informed of the decision of the Administrative Board and elected separately to express their unanimous support, approval and endorsement of the Administrative Board's resolution.

On June 29, 2012, Elster, Bidder and Melrose executed the Investment Agreement, and Elster and Melrose executed the Indemnity Agreement. See “ — Investment Agreement” and “ — Indemnity Agreement” in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Elster and Melrose and/or Bidder.”

On June 29, 2012, Elster and Melrose each issued a press release announcing the signing of the Investment Agreement and the transactions contemplated thereby.

Reasons for Recommendation

Reasons for the Recommendation of the Administrative Board

Because Elster is a European public limited liability company organized under the laws of Germany and the European Union, the Administrative Board was required to evaluate the Offer and the Investment Agreement in compliance with its fiduciary duties and duties of loyalty and care under Section 93 of the German Stock Corporation Act (Aktiengesetz). The Administrative Board therefore evaluated the Investment Agreement, including the terms of the Offer, in consultation with Elster's managing directors and legal and financial advisers. The Administrative Board had to consider, in addition to the form and amount of consideration of the Offer, the interests of all holders of Securities and other stakeholders and the presumed consequences of the Offer on, among other things (i) Elster, (ii) the employees and their representatives, (iii) the employment conditions of the employees, and (iv) the corporate seat and location of Elster.

In evaluating the Investment Agreement and the Offer, the Administrative Board considered information on Melrose, including its business, strategy, management and implementation focus, the financing of the Offer and its impact on Elster's financing, the strategic goals of the transaction and its impact on management, employees and their representatives. Moreover, the Administrative Board analyzed effects on other stakeholders, such as customers and suppliers, and also took into consideration transaction-related aspects, such as deal certainty, feasibility of the proposed transaction and other business, tax, accounting, financial and legal aspects.

In reaching its (i) approval of the Investment Agreement, (ii) determination that, in its opinion, the Offer is fair to and in the best interests of Elster and its stakeholders, including its shareholders, employees and customers, (iii) approval of the Offer and (iv) recommendation that holders of Securities accept the Offer and tender the Securities that they hold into the Offer, the Administrative Board considered and evaluated a number of specific factors, including the following, taken as a whole:

•	Business and Financial Condition and Prospects. The Administrative Board's and Elster's managing directors' knowledge and familiarity with Elster's business, financial condition, results of operations and future growth prospects if Elster were to continue as a public company. The Administrative Board discussed and deliberated at length concerning Elster's current prospects for continued growth, including the potential benefits inherent in, as well as the risks associated with, continuing to execute upon and achieve Elster's business plans.

•	Strategic Alternatives. The Administrative Board's belief, after a thorough review of other strategic opportunities reasonably available to Elster, including other potential partners or bidders for Elster, and the possibility of growing Elster’s business through significant acquisitions and internal growth, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that completion of the Offer represents Elster's best reasonably available prospect for maximizing shareholder value while appropriately considering the interests of Elster's other stakeholders. In addition, Rembrandt had very openly communicated its exit interest. Therefore, Elster was faced with a situation in which a long term standalone solution with Rembrandt as majority shareholder was unlikely to be an option, and the Administrative Board had to consider that there was a high probability of a change of control in any event.
•	Full and Fair Value. The Administrative Board's belief that the ADS Offer Price of $20.50 per ADS and the Share Offer Price of $82.00 per Share each represent full and fair value for the ADSs and Shares, respectively, taking into account the Administrative Board's familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of Elster, and the relative certainty and liquidity of the consideration in cash for the Offer.
•	Premium to Historical Trading Prices of ADSs. The relationship of the ADS Offer Price of $20.50 per ADS and the Share Offer Price of $82.00 per Share to the historical trading prices of the ADSs, including the fact that the ADS Offer Price represents an implied premium of approximately 37.8% to the average price of $14.87 per ADS for the three months ending on June 11, 2012, the last date prior to the date on which news articles were published reporting rumors that Elster was considering a potential transaction.
•	Opinions of Financial Advisers. The oral opinions of Deutsche Bank, Rothschild and Houlihan Lokey, each subsequently confirmed in writing, as of June 28, 2012, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in their respective written opinions, as to the fairness, from a financial point of view, to the holders of ADSs and Shares, respectively, other than CVC and its affiliates, of the consideration of $20.50 per ADS and $82.00 per Share in cash to be received by such holders, pursuant to the Investment Agreement, as more fully described in “Item 4. The Solicitation or Recommendation — Opinions of Elster's Financial Advisers.” The Administrative Board was aware that Deutsche Bank and Rothschild became entitled to certain fees upon completion of the Offer and that each of them have historical relationships with CVC or Melrose, in each case as more fully described below in “Item 4. The Solicitation or Recommendation — Opinions of Elster's Financial Advisers.”
•	Likelihood of Completion. The Administrative Board's belief that there was a reasonable likelihood that the Offer will be completed, based on, among other things, (i) the limited number of conditions to the Offer, including the likelihood of receiving all necessary regulatory approvals and (ii) the fact that consummation of the Offer is not subject to any financing condition.
•	Business Reputation of Melrose. The business reputation and capabilities of Melrose and its management, which the Administrative Board believed supported the conclusion that a transaction with Melrose could be completed relatively quickly and in an orderly manner. The Administrative Board also considered the impact of the Offer on Elster's employees, business partners and customers.
•	Ability to Respond to Unsolicited Proposals. The ability of Elster, under the Investment Agreement, to consider and respond, under certain circumstances specified in the Investment Agreement, to a public proposal for a tender offer from a third party prior to completion of the Offer, and the right of the Administrative Board, after complying with the terms of the Investment Agreement, to recommend a superior offer. In preserving its right to recommend a superior offer, the Administrative Board was conscious of the tender agreements to be entered into by Rembrandt, Nachtwache, two members of the Administrative Board and a managing director. However, even when recommending a superior offer, Elster would not be able to terminate the Investment Agreement, and under the terms of the Rembrandt Tender Agreement, each of Rembrandt and Nachtwache agreed not to tender their securities into the Offer unless the Rembrandt Tender Agreement is terminated. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Elster and Melrose and/or Bidder — Rembrandt Tender Agreement.”
•	Melrose's Stated Intentions with respect to Elster; Strategic Goals. The Administrative Board considered the opportunities for Melrose to add value to Elster's business activity, including financing opportunities and structures, cost saving opportunities, improvement of operations, business development opportunities as well as opportunities to improve efficiency. The Administrative Board also considered Melrose's intention, stated in the Investment Agreement, to support Elster's management team in investing in new product developments, making bolt-on acquisitions and pursuing organic growth in accordance with Elster’s business plans from time to time.
•	Effect of the Offer on Employees and their Representatives. The Administrative Board considered that, in the Investment Agreement, Melrose stated that it has no current plans to reduce the current workforce of Elster or its subsidiaries beyond the current plans of the Administrative Board, and if, following a possible delisting of Elster (as described in this Statement) Melrose discontinues certain central service functions, Elster and Melrose have agreed measures may be taken to accommodate certain affected employees or provide for their compensation up to €2,000,000 in aggregate. See the Investment Agreement and “Section 12 — Purpose of the Offer; Plans for Elster — Plans for Elster” in the Offer to Purchase.
•	Effect of the Offer on Employment Conditions of the Employees. The Administrative Board considered that, in the Investment Agreement, Melrose stated its intent to maintain the employment conditions and the conditions in organizations of the employee representatives and representation bodies of Elster in the ordinary course of business consistent with past practice with no intention to carry out any specific measures to substantially modify any of the foregoing. See the Investment Agreement and “Section 12 — Purpose of the Offer; Plans for Elster — Plans for Elster” in the Offer to Purchase.
•	Effect on the Corporate Seat of Elster and other Locations. The Administrative Board considered that, in the Investment Agreement, Melrose stated that within the two years following completion of the Offer, other than those changes already planned by the Administrative Board as of the date of the Investment Agreement, neither Melrose nor Bidder, as future shareholders of Elster, will cause Elster to: (i) change the location of the corporate seat and head office of Elster in Essen, (ii) change the corporate seats and locations of Elster and those of its subsidiaries listed as ‘Significant Subsidiaries’ in Elster's Annual Report on Form 20-F (“Form 20-F”) for the fiscal year ended December 31, 2011, (iii) change the use of the assets and future obligations, (iv) sell or otherwise dispose of substantial assets of Elster, including the research and development facilities, (v) break up Elster by selling or otherwise disposing of Elster's segments of gas, electricity, water and smart grid, or (vi) merge or otherwise combine businesses of Elster with businesses of Melrose. See the Investment Agreement and “Section 12 — Purpose of the Offer; Plans for Elster — Plans for Elster” in the Offer to Purchase.
•	Refinancing under Melrose's Facilities. The Administrative Board considered the replacement and refinancing of Elster's existing credit facilities and, subject to certain prerequisites, Elster's existing senior notes as provided in the Investment Agreement. The Administrative Board believes Elster will benefit from the new Melrose facilities, which can be used by the Elster group, among other things, to refinance Elster's existing facilities as well as to finance future acquisitions and organic growth.
•	Tender Offer Structure. The fact that the transaction is structured as a tender offer for all Securities, meaning that the completion of the Offer and delivery of the Offer Price to holders of Securities who tender their Securities can occur on a prompt basis, reducing the period of uncertainty during the pendency of the transaction to holders of Securities and other stakeholders, including employees and business partners.

•	Extension of Offer. The fact that, subject to specified exceptions, Bidder will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.
•	Arm's Length Negotiation. The Administrative Board's belief that the terms of the Investment Agreement, including the parties' covenants and the conditions to their respective obligations to consummate the Offer, are reasonable and are the product of arm's length negotiations between Elster, with the assistance of its advisers, on the one hand, and Melrose, with the assistance of its advisers, on the other hand. Among other things, the course of negotiations between Melrose and Elster resulted in an increase of the ADS Offer Price from $20.00 to $20.50 per ADS (and the Share Offer Price from $80 to $82 per Share) and numerous improvements from Elster's perspective in the provisions designed to protect various Elster stakeholders.
•	Fair Cash Compensation. The availability, should Melrose reach the respective requisite percentage of beneficial ownership in the Securities and seek to delist the ADSs from the NYSE, enter into a domination agreement (Beherrschungsvertrag) with Elster, or effect a Squeeze-Out or a Merger Squeeze-Out, of “fair cash compensation” (angemessene Barabfindung) under German law for holders of Securities who do not tender their Securities in the Offer and who otherwise comply with all the required procedures under German law. See “Item 8. Additional Information — Associated IDW S 1 Valuation and Fair Cash Compensation” below.
•	Melrose Financing of the Offer. The fact that, as a result of Melrose's fully underwritten rights issue and Melrose's new facilities agreement (each as more fully described in “Section 10. — Source and Amount of Funds” in the Offer to Purchase), Melrose will have available funding arrangements sufficient to purchase all Securities tendered pursuant to the Offer, to refinance amounts outstanding under Elster's existing facilities agreement, to fund the redemption of Elster's senior notes, and to finance working capital requirements of Melrose and Elster following the Acceptance Time, assuming the conditions to acceptance are met.

The Administrative Board has also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer and the other transactions contemplated by the Investment Agreement, including the following:

•	No Participation in Future Growth or Earnings by Holders of Securities. The fact that, while the Offer gives the holders of Securities the opportunity to realize a significant premium over the prices at which the ADSs were historically trading, the holders of Securities who tender their Securities into the Offer will cease to participate in Elster's future earnings growth or benefit from any future increase in its value (including in the form of “fair cash compensation” (angemessene Barabfindung), for holders of Securities who do not tender their Securities in the Offer and who otherwise comply with all the required procedures under German law), which could be higher than, equal to, or lower than the Offer Price. See “Item 8. Additional Information — Associated IDW S 1 Valuation and Fair Cash Compensation” below.
•	Market for the ADSs. The purchase of ADSs pursuant to the Offer will reduce the number of holders of ADSs and the number of ADSs that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining ADSs held by the holders of such ADSs. See “Item 7 — Possible Effects of the Offer on the Market for the ADSs; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” in the Offer to Purchase.
•	NYSE Listing. Depending upon the number of ADSs purchased pursuant to the Offer, the ADSs may no longer meet the requirements for continued listing on the NYSE. See “Item 7 — Possible Effects of the Offer on the Market for the ADSs; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” in the Offer to Purchase.

•	Non-Solicitation Agreement. The fact that the Non-Solicitation Agreement, the execution of which Melrose made a condition to its willingness to negotiate a possible acquisition of Elster, limited the Administrative Board's ability to actively solicit interest from additional potential buyers (other than those contacted as part of Elster's market check activities in May) following its execution on June 6, 2012.
•	Closing Conditions. The fact that completion of the Offer would require antitrust clearance in the U.S., the European Union and other jurisdictions and the satisfaction of other closing conditions that are not within Elster's control.
•	Taxable Consideration. The fact that gains from sales of Securities would be taxable to holders of Securities for U.S. federal income tax purposes and may have other tax effects in other jurisdictions.
•	Business Disruption Resulting from Offer. The possible disruption to Elster's business and the possible effect on the ability of Elster to attract key personnel that may result from the announcement of the Offer and the resulting distraction of the attention of Elster's management.
•	Potential Conflicts of Interest. The fact that Elster's managing directors and certain members of the Administrative Board may have interests in the transaction that are different from, or in addition to, those of other holders of Securities. For a further discussion of such potential conflicts of interest, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”
•	Provisions that Could Affect Conduct of Business Pending the Completion of the Offer. Melrose has the right to terminate the Investment Agreement if Elster takes specified actions prior to completion of the Offer. To avoid Melrose exercising that right, Elster could be delayed or prevented from undertaking some business opportunities that may arise during that time.
•	Melrose Control of Appointment of Administrative Board after Completion of Offer. The provisions of the Investment Agreement that allow Melrose to appoint a majority of the Administrative Board upon completion of the Offer and the possibility that, for some period following the Acceptance Time, one of the members of the three-person audit committee required under the German Stock Corporation Act (Aktiengesetz) may not meet the requirement set forth in Rule 303A.06 of the NYSE Listed Company Manual.
•	Risk Associated with Failure to Complete the Offer. The risks and costs to Elster if the Offer is not completed, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by Elster of its expenses associated with the Offer.
•	Tax Effects. (i) The fact that certain tax attributes represented by gross deferred tax assets of Elster will likely be subject to forfeiture or substantial restriction as a result of a change of control of Elster; and (ii) the fact that Elster will not likely be able to utilize tax losses of the German tax group of Elster incurred in the current financial year relating pro rata to the period up to the change of control. Based on Elster’s financial statements for the year ended December 31, 2011, as referenced in Elster’s Form 20-F, Elster’s management estimates that deferred tax assets amounting to approximately $5.4 million could be subject to reversal due to forfeiture respectively to a valuation allowance due to restriction in utilization. Elster's management roughly estimates that corporate income tax losses relating to the current financial year of approximately $52 million (representing approximately $8.2 million of tax reduction) and trade tax losses relating to the current financial year of approximately $48 million (representing approximately $6.7 million of tax reduction) could be lost as a consequence of the change of control. Elster's management points out in this context that the tax audit for the financial years subsequent to 2004 for the German tax group of Elster has not yet been completed.
•	Risks Associated with the Refinancing. The completion of the Offer will result in a change of control event for both Elster’s revolving credit and guarantee facility and the senior notes. Two alternatives upon a change of control event which Elster considered are: (i) a standalone financing and amendment of the respective clauses in the existing facility agreement and (ii) cancellation of the revolving credit and guarantee facility and accession to the Melrose group financing. During the negotiation process, Melrose made the accession of Elster to the new facility agreement a pre-condition to Melrose's willingness to enter into a definitive agreement in respect of the proposed transaction. As a consequence, the Administrative Board carefully assessed the risks associated with becoming part of the Melrose group financing. In particular, the Administrative Board weighed the risks associated with: (i) group covenant calculations compared to Elster’s existing standalone covenants and the associated risk of a covenant breach due to underperformance of Melrose businesses not associated with Elster, (ii) cross default should an event of default occur in another Melrose business, resulting in a draw stop under the new facility as well as the requirement of confirmation of sufficient headroom for Elster, and (iii) the requirement that Elster obtain a committed guarantee facility.

In order to evaluate these risks, Elster engaged Elster's due diligence adviser to conduct financial due diligence of Melrose and evaluate financial covenant headroom under Melrose’s proposed financing structure. In addition, the Investment Agreement ensures accessibility of Elster to the new facility agreement and provides Elster a certain degree of financing flexibility. Elster has also received commitment letters from Commerzbank, Lloyds and RBS for committed ancillary guarantee facilities under the new facility agreement. The overall size of the committed facilities, i.e. the revolving credit facility and the guarantee facility, have been reduced from €450 million to €350 million for the revolving credit facility and from €140 million to €120 million for the guarantee facility, which is based on the reduction of debt in 2011 and the first quarter of 2012 and the current acceptable usage of the guarantee facility. Based on the analysis of Elster's due diligence adviser and the commitment from Melrose in the Investment Agreement, the Administrative Board has come to the conclusion that acceding to the Melrose financing is acceptable for Elster despite the described risks.

•	P&L Effect of the Refinancing. Due to the cancellation of the existing revolving credit and guarantee facility, Elster will incur a debt extinguishment charge of approximately €7 million related to unamortized debt issuance cost. In addition, if the cancellation of the revolving credit facility occurs before the end of an interest period, Elster will be required to pay break costs to its lending banks. In addition, after a change of control event, Elster is required to provide its senior note holders a mandatory offer to repurchase in cash in an amount equal to 101% of the principal amount plus accrued unpaid interest, if any. In the event that all outstanding notes will be repurchased, Elster would incur a debt extinguishment charge of approximately €5 million for unamortized note issuance cost. Furthermore, if less than all of the senior notes will be tendered into the mandatory tender offer, Elster would have the opportunity to launch an optional redemption. Prior to April 15, 2014, Elster would need to pay 100% of the principal amount plus an applicable redemption premium, which is defined in the indenture governing Elster's senior notes (please refer to the Form 20-F for the year ended December 31, 2011). If, for example, Elster were to launch an optional redemption the day after the next coupon payment, the redemption price would be at around 113.4%, or approximately €283.5 million (additional redemption premium of approximately €33.5 million). After April 15, 2014, the redemption prices have been fixed and are published in the indenture governing Elster's senior notes. Please note that Elster management deems it unlikely that these costs will have a tax-reducing effect.
•	Transaction Costs. The managing directors of Elster estimate additional expected costs for Elster in connection with the transaction to be between €15 million and €20 million, in particular for advisers' fees.
•	LTIP Costs. According to the Investment Agreement, conditions for the 2010 Awards and 2011 Awards are deemed to have been satisfied such that a cash amount, amounting in aggregate to $4,993,743, shall be payable.
•	Rembrandt’s Tender Agreement. Rembrandt, which directly and indirectly through its wholly owned subsidiary currently owns Securities representing approximately 62.17% of the total share capital of Elster, has signed a “hard” tender agreement with Melrose to tender its Securities into the Offer. See

“Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Elster and Melrose and/or Bidder — Rembrandt Tender Agreement.” Even if no other shareholders elect to tender into the Offer, Melrose may elect to waive the minimum tender condition (see “Section 15 — Conditions to the Offer” in the Offer to Purchase) and would have the ability to appoint a majority of the members of the Administrative Board.

The Administrative Board believed that, overall, the potential benefits of the Offer to the holders of Securities and the protections afforded by the Investment Agreement to other stakeholders of Elster outweighed the uncertainties and risks and other potentially negative factors concerning the Offer.

The foregoing discussion of information and factors considered by the Administrative Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Administrative Board in reaching its conclusions and recommendation in relation to the Offer, the Investment Agreement and the transactions proposed thereby. The members of the Administrative Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Elster, in consultation with Elster's management and legal and financial advisers. In light of the variety of factors and amount of information that the Administrative Board considered, the members of the Administrative Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Administrative Board was made after considering the totality of the information and factors involved. Individual members of the Administrative Board may have given different weight to different factors. In addition, in arriving at its recommendation, the members of the Administrative Board were aware of the interests of certain members of the Administrative Board and managing directors of Elster as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Recommendation of the Administrative Board

In light of the factors described above, the Administrative Board (i) determined that, in its opinion, the Offer is fair to and in the best interests of Elster and its stakeholders, including its shareholders, employees and customers, (ii) approved the Offer and (iii) recommended that the holders of Securities accept the Offer and tender the Securities that they hold into the Offer.

Opinions of Elster's Financial Advisers

Advisers to the Administrative Board

Opinion of Deutsche Bank AG

At the June 28, 2012 meeting of the Administrative Board, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank's opinion, as to the fairness from a financial point of view of the ADS Offer Price of $20.50 in cash per ADS and the Share Offer Price of $82.00 in cash per Share to the then-current holders of the outstanding ADSs and Shares, respectively, in each case excluding Rembrandt and its affiliates.

The full text of Deutsche Bank's written opinion, dated June 28, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Deutsche Bank in connection with the opinion, is included in this Statement as Annex I-1 and is incorporated herein by reference. The summary of Deutsche Bank's opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank's opinion was addressed to, and for the use and benefit of, the Administrative Board in connection with and for purposes of its consideration of the Offer. Deutsche Bank did not express an opinion, and its opinion did not constitute a recommendation, as to whether or not any holder of ADSs or Shares should tender ADSs or Shares pursuant to the Offer. Deutsche Bank's opinion was limited to the fairness, as of the date of the opinion, of the ADS Offer Price and the Share Offer Price, from a financial point of view, to be paid to the holders of the ADSs and Shares, respectively, other than Rembrandt and its affiliates. Deutsche Bank's opinion did not address any other aspect of the Offer, the Investment Agreement or any other agreement entered into in connection with the Offer. Deutsche Bank was not asked to, and Deutsche Bank's opinion did not, address the fairness of the Offer, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Elster nor did it address the fairness of the contemplated benefits of the transaction. Deutsche Bank expressed no opinion as to the merits of the underlying business decision of Elster to engage in the Offer or the relative merits of the Offer as compared to any alternative transactions or business strategies. Also, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of our managing directors, members of the Administrative Board or employees, or any class of such persons, in connection with the Offer relative to the ADS Offer Price or Share Offer Price to be received by holders of ADSs or Shares or otherwise. Deutsche Bank's opinion does not in any manner address the prices at which the ADSs or Shares will trade following announcement or consummation of the Offer and Deutsche Bank expressed no opinion with respect to the price that may be paid in respect of the ADSs or Shares in connection with the entry into any domination agreement or in any other transaction after the consummation of the Offer, including as a result of a delisting of the ADSs, a Squeeze-Out or a Merger Squeeze-Out. In addition, Deutsche Bank's opinion was not based on a valuation as it is typically prepared by auditors with regard to German corporate law requirements and Deutsche Bank did not prepare a valuation on the basis of IDW Standard S 1 Principles for the Performance of Business Valuations ( Grundsätze zur Durchführung von Unternehmensbewertungen) published by the Deutsches Institut für Wirtschaftsprüfung (IDW). Also, Deutsche Bank's opinion was not prepared in accordance with the IDW Standard S 8 Principles for the preparation of Fairness Opinions (Grundsätze für die Erstellung von Fairness Opinions).

In connection with Deutsche Bank's role as our financial adviser, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning us, and certain internal analyses, financial forecasts and other information relating to us prepared by our management. Deutsche Bank also held discussions with certain of our senior officers and other representatives and advisers regarding our businesses and prospects. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the ADSs;
•	to the extent publicly available, compared certain financial and stock market information for us with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;
•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which it deemed relevant;
•	reviewed a draft dated June 27, 2012 of the Investment Agreement and a draft dated June 26, 2012 of the Schedule TO; and
•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning us, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the Administrative Board, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of us or Melrose or any of their respective subsidiaries. Nor did Deutsche Bank evaluate the solvency or fair value of us, Melrose or the combined company under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the knowledge and permission of the Administrative Board, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of our management as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based. Deutsche Bank's opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the Administrative Board, that, in all respects material to its analysis, the Offer will be consummated in accordance with the terms of the Investment Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to its analysis. Deutsche Bank also assumed, with the knowledge and permission of the Administrative Board, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Offer will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by us and our other advisers with respect to such issues. We informed Deutsche Bank, and Deutsche Bank assumed with the knowledge and permission of the Administrative Board, that the final terms of the Investment Agreement and the Schedule TO (including the Offer to Purchase to be contained therein) would not materially differ from the terms set forth in the drafts that Deutsche Bank reviewed.

Deutsche Bank's opinion was approved and authorized for issuance by a fairness opinion review committee of Deutsche Bank Securities Inc., a subsidiary of Deutsche Bank, and was addressed to, and was for the use and benefit of, the Administrative Board in connection with and for the purpose of its evaluation of the Offer. The following is a summary of the material financial analyses contained in the presentation that was made by Deutsche Bank to the Administrative Board on June 28, 2012 and that were used by Deutsche Bank in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Except as otherwise noted, all quantitative information utilized by Deutsche Bank in its analyses, to the extent that it was based on market data, except as otherwise described, was based on market data as it existed on or before June 26, 2012 and is not necessarily indicative of current market conditions. Because there is no public trading market for the Shares, the analyses described below relate to the ADSs. Deutsche Bank did not perform any separate analysis relating to the Shares, but noted that and each ADS represents one-fourth of one Share.

Historical Trading Analysis. Deutsche Bank reviewed the historical prices for ADSs for the 52-week period ended June 26, 2012. Deutsche Bank noted that the $20.50 ADS Offer Price represented a premium of 48.6% to the $13.80 closing price per ADS on June 11, 2012, the last trading day prior to the public speculation regarding a potential transaction involving Elster and a premium of 15.6% to the $17.74 unaffected all-time high trading price of the ADSs as of June 11, 2012. Deutsche Bank noted that the all-time high trading price for the ADSs after June 11, 2012 was $19.41.

Selected Companies Analysis. Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for us with corresponding financial information and valuation measurements for the following selected companies:

Metering and Smart Grid Companies

•	Badger Meter, Inc.
•	ESCO Technologies Inc.
•	Itron, Inc.

Gas and Flow Infrastructure Companies

•	Dresser-Rand Group Inc.
•	Burckhardt Compression AG
•	CIRCOR International, Inc.
•	Gardner Denver, Inc.

Although none of the selected companies is directly comparable to us, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain of our operations. Accordingly, the analysis of publicly traded comparable companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing price of ADSs on June 11, 2012, the last trading day prior to the public speculation regarding a potential transaction involving Elster, and closing prices of the equity securities of the other selected companies on June 26, 2012, information contained in the most recent public filings of the selected companies, our management's MTP projections, and analyst consensus estimates of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and earnings per share (“EPS”) for us and the selected companies, Deutsche Bank calculated total enterprise value (calculated as equity value plus net debt) as a multiple of estimated EBITDA for 2012 and 2013 and price as a multiple of estimated EPS for 2012 and 2013 with respect to us and each of the selected companies.

Using 2012 and 2013 estimated EBITDA and EPS contained in Elster management’s MTP projections and based in part on the trading multiples of the Metering and Smart Grid Companies described above and a number of other considerations and qualitative judgments with respect to each of such companies, Deutsche Bank (i) applied multiples of enterprise value to estimated 2012 EBITDA ranging from 7.0x to 9.0x to 2012 estimated EBITDA, resulting in a range of implied value of approximately $13.75 to $19.00 per ADS, (ii) applied multiples of enterprise value to estimated 2013 EBITDA ranging from 6.5x to 8.0x to 2013 estimated EBITDA, resulting in a range of implied value of approximately $14.75 to $19.25 per ADS, (iii) applied multiples of price to estimated 2012 EPS ranging from 11.5x to 15.5x to 2012 estimated EPS, resulting in a range of implied value of approximately $13.50 to $18.25 per ADS and (iv) applied multiples of price to estimated 2013 estimated EPS ranging from 11.0x to 13.0x 2013 estimated EPS, resulting in a range of implied value of approximately $15.75 to $18.75 per ADS.

Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flow analysis to determine a range of implied net present values per ADS as of June 26, 2012 based on our management's MTP projections, MTP Sensitivity case and MTP Excluding Contingencies case described below under “Item 8. Additional Information — Certain Company Projections”. Deutsche Bank calculated our discounted cash flow as the sum of the net present value of (i) the estimated future unlevered free cash flow, calculated as earnings before interest expense and taxes, less cash taxes, minus capital expenditures, plus or minus changes in working capital, plus non-cash stock-based compensation expense, and plus depreciation and amortization expense that we will generate for the second half of 2012 and the years 2013 through 2017, plus (ii) our value at the end of such period, or the terminal value. 2018 figures were assumed to equal 2017 levels other than with respect to changes in working capital, which were assumed to be $5 million, and capital expenditures, which were assumed to be $65 million, $62 million and $72 million in the analyses utilizing the MTP projections, the MTP Sensitivity case and MTP Excluding Contingencies case, respectively. Our terminal value was calculated using a range of multiples of enterprise value to EBITDA of 7.5x to 8.5x. Deutsche Bank applied discount rates ranging from 10.5% to 12.5% to our future cash flows and terminal value and calculated equity value by reducing total enterprise value by net debt.This analysis resulted in ranges of implied net present value per ADS of (i) approximately $20.50 to $25.25 using the MTP projections, (ii) approximately $18.25 to $22.50 using the MTP Sensitivity case and (iii) approximately $25.00 to $30.75 using the MTP Excluding Contingencies case. In light of the considerations which resulted in our management preparing the MTP Sensitivity case described under “Item 8. Additional Information — Certain Company Projections” below, Deutsche Bank focused its analysis on the discounted cash flow valuations derived using the MTP projections and the MTP Sensitivity case, rather than the MTP Excluding Contingencies case. In addition, the upper end of the range of the implied net present value per ADS using the MTP Excluding Contingencies case represents a mechanical value and reflects highly optimistic business unit head estimates and assumptions that Elster's management believes have little likelihood of achievement as described under “Item 8. Additional Information — Certain Company Projections” below.

Precedent Transactions Analysis. Deutsche Bank reviewed publicly available information relating to the following selected acquisition transactions in the metering industry announced since 2001 (the “selected transactions”).

Month Announced	Acquirer	Target
May 2011	Toshiba Corporation	Landis+Gyr AG
February 2007	Itron, Inc.	Actaris Metering Systems, SA
December 2005	Yamatake Corp.	Kimmon Manufacturing Co. Ltd.
June 2005	LBO France Gestion, S.A.S.	Actaris Metering Systems, SA
October 2003	The Jordan Company	Invensys Metering Systems
October 2003	Roper Industries, Inc.	Neptune Technology Group
July 2003	Itron, Inc.	Schlumberger Electricity, Inc.
June 2003	Montagu Private Equity Limited	Actaris Holding Luxembourg S.A.
November 2001	Investcorp	Neptune Technology Group

Although none of the selected transactions is directly comparable to the proposed Offer, the companies that participated in the selected precedent transactions are such that, for the purposes of analysis, the selected transactions may be considered similar to the proposed Offer.

With respect to each selected transaction, Deutsche Bank calculated the multiples of the target's enterprise value to EBITDA for the last twelve-month period prior to announcement of the relevant transaction (“LTM EBITDA”).

Based in part on the multiples described above and a number of other considerations and qualitative judgments with respect to each of the selected transactions, Deutsche Bank calculated a range of estimated implied values per ADS by applying multiples of 7.5x to 9.0x to Elster's LTM EBITDA as of March 31, 2012, resulting in a range of implied value of approximately $14.50 to $18.00 per ADS.

Leveraged Buyout Analysis. Based on our management's MTP projections, MTP Sensitivity case and MTP Excluding Contingencies case described below under “Item 8. Additional Information — Certain Company Projections”, Deutsche Bank performed leveraged buyout analyses, which assumed that a financial sponsor acquired us on June 30, 2012 and then sold the company on December 31, 2017. Deutsche Bank estimated the required target internal rate of return to a financial sponsor over the implied hold period to be 20% to 25%, assumed that a financial sponsor could employ a capital structure that provided for debt financing equal to 5.8x LTM EBITDA as of March 31, 2012, to effect the acquisition of Elster, and assumed net debt of approximately $441 million as of June 30, 2012. Deutsche Bank also assumed that Elster could be sold on December 31, 2017 at an exit multiple range of 7.5x to 8.5x LTM EBITDA. This analysis yielded (i) an implied valuation range of approximately $17.00 to $20.50 per ADS using the MTP projections, (ii) an implied valuation range of approximately $15.75 to $18.75 per ADS using the MTP Sensitivity case and (iii) an implied valuation range of approximately $19.50 to $24.00 per ADS using the MTP Excluding Contingencies case. In light of the considerations which resulted in our management preparing the MTP Sensitivity case described under “Item 8. Additional Information — Certain Company Projections” below, Deutsche Bank focused its leveraged buyout analyses on the valuations derived using the MTP projections and the MTP Sensitivity case, rather than the MTP Excluding Contingencies case. In addition, the upper end of the implied valuation range using the MTP Excluding Contingencies case represents a mechanical value and reflects highly optimistic business unit head estimates and assumptions that Elster's management believes have little likelihood of achievement as described under “Item 8. Additional Information — Certain Company Projections” below.

General. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Administrative Board as to the fairness of the ADS Offer Price, from a financial point of view, to the holders of the ADSs other than Rembrandt and its affiliates, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by our management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, us or Melrose. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Elster or its advisers, future results or actual values may be materially different from these forecasts or assumptions.

The terms of the transaction, including the ADS Offer Price and the Share Offer Price, were determined through arm's-length negotiations between us and Melrose and were approved by the Administrative Board. Although Deutsche Bank provided advice to the Administrative Board during the course of these negotiations, the decision to enter into the Investment Agreement was solely that of the Administrative Board. As described above under “Item 4. The Solicitation or Recommendation — Reasons for Recommendation”, the opinion and presentation of Deutsche Bank to the Administrative Board were only one of a number of factors taken into consideration by the Administrative Board in making its determination to approve the Investment Agreement and the transactions contemplated by it, including the Offer.

We selected Deutsche Bank as our financial adviser in connection with the transaction based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. We retained Deutsche Bank pursuant to an advisory agreement entered into in May 2012. We have agreed to pay Deutsche Bank fees, which are currently estimated to be approximately €8 million, for its services as our financial adviser, which shall become due and payable upon the successful completion of the Offer. Regardless of whether the Offer is consummated, we have also agreed to reimburse Deutsche Bank for reasonable costs and expenses, including of Deutsche Bank's legal and tax advisers incurred in connection with the Offer or otherwise arising out of the retention of Deutsche Bank under the advisory agreement. We have also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain claims and receivables of third parties, including certain liabilities under the federal securities laws, arising out of its engagement or the Offer.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank AG or one or more of its affiliates (Deutsche Bank AG, together with its affiliates, the “DB Group”), have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Melrose or its affiliates for which they have received compensation. One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to us and our affiliates for which they have received, and in the future may receive, compensation, including (i) having acted as joint book-runner in connection with our initial public offering and (ii) having acted or acting as arranger, bookrunner and/or lender under certain of our credit facilities. Certain members of the DB Group are currently lenders under our revolving credit, letter of credit and guarantee facilities (aggregate commitment of approximately €44,000,000) and amounts outstanding thereunder may be repaid in connection with, or following, the Offer. In addition, one or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to CVC Capital Partners, an affiliate of Rembrandt, and its affiliates and portfolio companies for which they have received, and in the future may receive, compensation, including (i) having acted as financial adviser in connection with certain mergers and acquisitions transactions and (ii) having acted or acting as arranger, bookrunner and/or lender under certain credit facilities or in connection with certain equity offerings. The DB Group may also provide investment and commercial banking services to Melrose, Elster, CVC Capital Partners and their respective affiliates and portfolio companies in the future, for which the DB Group would expect to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Melrose, Elster and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Opinion of Rothschild Inc.

On June 28, 2012, Rothschild delivered to the Administrative Board its oral opinion, subsequently confirmed by delivery of a written opinion, dated June 28, 2012, as of that date and based upon and subject to the assumptions, limitations and qualifications set forth in the written opinion, as to the fairness, from a financial point of view, to the holders of the ADSs and the Shares, other than CVC Capital Partners and its affiliates, of the ADS Offer Price and the Share Offer Price to be received, respectively, by those holders pursuant to the Investment Agreement.

We determined the type and amount of consideration payable in the Offer through negotiations with Melrose, and the decision to approve the Offer was solely that of Elster and the Administrative Board. Rothschild did not recommend any specific consideration to the Administrative Board or that any given consideration constituted the only appropriate consideration for the Offer. We did not issue any instructions to nor impose any limitations on Rothschild with respect to the investigations made or procedures followed in rendering its opinion. We have attached the full text of the written opinion that Rothschild delivered to us as Annex I-2 to this Statement, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild in connection with its opinion. You should read the opinion carefully and in its entirety. However, we have included the following summary of the Rothschild opinion, which is qualified in its entirety by reference to the full text of the opinion attached as Annex I-2.

In particular, Rothschild did not perform a valuation based upon the IDW Standard S1 Principles for the Performance of Business Valuations (Grundsätze zur Durchführung von Unternehmensbewertungen) published by the Deutsche Institut für Wirtschaftsprüfung (IDW). Also, Rothschild's opinion was not prepared in accordance with the IDW Standard ES 8 principles for the preparation of Fairness Opinions (Grundsätze für die Erstellung von Fairness Opinions).

Rothschild directed its opinion to, and was for the use and benefit of, the Administrative Board in connection with its evaluation of the ADS Offer Price and the Share Offer Price to be received in the Offer. Rothschild's opinion was not intended to be and did not constitute a recommendation to the Administrative Board to enter into the Offer or recommend that holders of the ADSs or the Shares tender any ADSs or Shares in the Offer. Rothschild has consented to the inclusion of its opinion and the disclosures contained under “ — Opinions of Our Financial Advisers — Advisers to the Administrative Board — Opinion of Rothschild” in this Statement, however, Rothschild did not assume any responsibility for the form or content of this Statement, other than Rothschild's opinion itself. Rothschild's opinion was not intended to and did not constitute a recommendation to you as to whether you should tender any ADSs or Shares in the Offer or otherwise act with respect to the Offer or any matter related thereto. The opinion addressed only the fairness, from a financial point of view, of the ADS Offer Price and the Share Offer Price to be received by the holders of the ADSs and the Shares, respectively, other than CVC Capital Partners and its affiliates, pursuant to the Investment Agreement, as of the date of the written opinion and subject to the qualifications, limitations and assumptions stated therein. The opinion did not address the relative merits of the Offer or any alternatives to the Offer. Further, the opinion did not address our underlying decision to recommend that you tender any ADSs or Shares in the Offer or any other aspect of the Offer. Moreover, the opinion did not address the fairness of the amount or nature of any compensation to be paid or payable to any of our managing directors, members of the Administrative Board or employees, or class of such persons, in connection with the Offer, whether relative to the ADS Offer Price or the Share Offer Price to be received by the holders of the ADSs and the Shares, respectively, or otherwise.

In connection with its opinion, Rothschild:

•	reviewed a draft of the Investment Agreement dated June 27, 2012;
•	reviewed certain publicly available business and financial information concerning Elster and the industry in which it operates;

•	compared the proposed financial terms of the Offer with the publicly available financial terms of certain transactions Rothschild deemed generally relevant and the consideration received in those transactions;
•	compared the financial and operating performance of Elster with publicly available information concerning certain other public companies Rothschild deemed generally relevant, including data relating to public market trading levels and implied multiples;
•	reviewed the current and historical market prices of the ADSs and compared them with those of certain publicly traded securities of such other companies that Rothschild deemed generally relevant;
•	reviewed certain internal financial analyses and forecasts prepared by our management relating to our business, including the MTP (as defined herein); and
•	performed such other financial studies and analyses and considered such other information as Rothschild deemed appropriate for purposes of its opinion.

In addition, Rothschild held discussions with certain members of our management with respect to the Offer, our past and current business operations, our financial condition, the MTP and certain other matters Rothschild believed necessary or appropriate to its inquiry. In arriving at its opinion, Rothschild relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to Rothschild by us, our associates, affiliates and advisers, or otherwise reviewed by or for Rothschild, and Rothschild did not assume any responsibility or liability therefor. Rothschild did not conduct any valuation or appraisal of any of our assets or liabilities, nor were any such valuations or appraisals provided to Rothschild, and Rothschild did not express any opinion as to the value of such assets or liabilities. In addition, Rothschild did not assume any obligation to conduct any physical inspection of our properties or facilities. In relying on the MTP, Rothschild assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by our management as to our expected future results of operations and financial condition. Rothschild expressed no view as to the reasonableness of such financial analyses and the MTP or any assumption on which they were based. Rothschild assumed that the Offer would be consummated as contemplated in the Investment Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the parties would comply with all material terms of the Investment Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Offer, no material delays, limitations, conditions or restrictions would be imposed.

For purposes of rendering its opinion, Rothschild assumed that there had not occurred any material change in our assets, financial condition, results of operations, business or prospects since the date of our most recent financial statements and other information, financial or otherwise, relating to us made available to Rothschild, and that there was no information or any facts that would make any of the information reviewed by Rothschild incomplete or misleading. Rothschild did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Investment Agreement, nor did its opinion address any legal, tax, regulatory or accounting matters. Rothschild relied as to all legal, tax and regulatory matters relevant to rendering its opinion upon the assessments made by Elster and its other advisers with respect to such issues. In addition, Rothschild relied upon and assumed, without independent verification, that the final form of the Investment Agreement would not differ in any material respect from the draft of the Investment Agreement identified above.

Rothschild employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by Rothschild. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Rothschild was based on all analyses and factors taken as a whole and also on application of Rothschild's experience and judgment, which conclusion involved significant elements of subjective judgment and qualitative analysis. Rothschild therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses it performed. No company, transaction or business used by Rothschild in its analyses as a comparison is identical to us or the Offer, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

Rothschild's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Rothschild as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Rothschild has not assumed any obligation to update, revise or reaffirm its opinion.

The following represents a summary of the material financial analyses performed by Rothschild in connection with providing its opinion, dated June 28, 2012, to the Administrative Board. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Rothschild. The preparation of a fairness opinion is a complex analytical and judgmental process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description.

Selected Public Company Analysis. From a financial point of view, Rothschild compared us to three publicly traded meter companies it deemed generally relevant:

•	Itron, Inc.
•	Badger Meter, Inc.
•	ESCO Technologies Inc.

Rothschild noted that no selected public company is identical to us and none of these companies have the same management, composition, size, short and long term growth profile, or combination of businesses as us. Rothschild compared our calendar year 2011, estimated calendar year 2012 and estimated calendar year 2013 financial metrics, as per equity research consensus, to calendar year 2011, estimated calendar year 2012 and estimated calendar year 2013 financial metrics of the selected public companies that were obtained from publicly available sources, including research reports and filings with the SEC. Based on this information, Rothschild calculated for the selected public companies listed above the multiples of equity value plus debt and minority interest, less cash and cash equivalents, to calendar year 2011, estimated calendar year 2012 and estimated calendar year 2013 EBITDA and the multiples of equity value to calendar year 2011, estimated calendar year 2012 and estimated calendar year 2013 EPS. Rothschild applied multiple ranges of 7.0x to 9.0x estimated calendar year 2012 EBITDA, 6.5x to 8.0x estimated calendar year 2013 EBITDA, 10.5x to 15.5x estimated calendar year 2012 EPS, and 10.0x to 14.0x estimated calendar year 2013 EPS derived from the selected public companies to corresponding data for the applicable periods for Elster to develop an implied reference range for the value of the ADSs of $12.08 to $19.18 as compared to the proposed ADS Offer Price.

While the selected public company analysis compared us to the three companies listed above, Rothschild did not include every company that could be deemed to be a participant in the metering industry. An analysis of the results of the foregoing involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies, business models, growth characteristics and other factors that could affect the public trading value of the companies to which Elster is being compared.

Precedent Transactions Analysis. Based on publicly available information, Rothschild calculated the multiples of enterprise value to LTM EBITDA, where possible, for the following transactions in the meter industry:

Announcement Date	Acquiror	Target
May 2011	Toshiba Corporation	Landis+Gyr
June 2009	Honeywell International Inc.	RMG Regel + Messtechnik
February 2007	Itron, Inc.	Actaris Metering Systems
May 2006	Bayard Group Pty Limited	Enermet Group Oy
June 2005	LBO France	Actaris Metering Systems
June 2005	CVC	Elster Group SE

No transaction used in the precedent transaction analysis is identical to the Offer. However, Rothschild chose such transactions based on, among other things, a review of transactions involving companies in the metering solution industry that were announced in the past seven years. In assessing the comparability of a transaction, Rothschild relied upon its knowledge of Elster and made subjective judgments and assumptions with regard to the industry in which we operate, the operational nature of our business, the similarity of the applicable target companies in the transactions to us with respect to the size, mix, margins and other characteristics of their businesses, as well as general business, economic, market and financial conditions. Accordingly, an analysis of the results of the foregoing involves complex considerations and judgments concerning differences in the business, financial and operating characteristics of the target companies and other factors that could affect the value of the companies and the transactions to which Elster and the Offer are being compared. Rothschild applied a multiple range of 9.0x to 11.0x LTM EBITDA derived from the precedent transactions to Elster’s LTM EBITDA to develop an implied reference range for the value of the ADSs of $17.19 to $22.13 as compared to the proposed ADS Offer Price.

Discounted Cash Flow Analysis. Rothschild used the MTP, as provided by our management, to perform a discounted cash flow analysis for us. This type of analysis is designed to provide insight into a company's future cash flow projections and then discount them to arrive at a present value that reflects our overall weighted average cost of capital. In conducting this analysis, Rothschild assumed that our business would perform in accordance with the MTP. Rothschild first derived cash flows from the MTP and discounted the cash flows projected through 2017 and the terminal values to present values using rates ranging from 10.5% to 11.5%. Rothschild then estimated the terminal value of the projected cash flows by applying a growth rate in perpetuity of 2.5% - 3.0% based on a range of factors, including industrial dynamics and inflationary expectations. Rothschild’s implied reference range for the value of the ADS based on this analysis was $19.91 to $24.39 as compared to the proposed ADS Offer Price.

The foregoing description is only a summary of the analyses and examinations that Rothschild deemed material to its opinion. The valuation and financial analyses set out above is not a comprehensive description of all analyses and examinations actually conducted by Rothschild. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant valuation and financial analyses and the application of those methods to the particular circumstances involved, and therefore a fairness opinion necessarily is not susceptible to partial analysis or summary description. Rothschild believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all of the described analyses and factors, would create an incomplete view of the process underlying the analyses of Rothschild. In addition, Rothschild may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Rothschild with respect to the actual value of Elster.

As described above, Rothschild’s opinion was among the many factors that the Administrative Board took into consideration in making our determination to recommend that the holders of the ADSs and the Shares tender the ADSs and the Shares in the Offer. Consequently, Rothschild’s opinion should not be viewed as determinative of the views of the Administrative Board or management with respect to the Offer or the consideration, including whether the Administrative Board would have been willing to determine that a different consideration was fair.

In performing its analyses, Rothschild made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Elster. The analyses performed by Rothschild are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Rothschild with respect to the fairness, from a financial point of view, of the ADS Offer Price and the Share Offer Price to be received by the holders of the ADSs and the Shares, respectively, pursuant to the Offer, and were provided to the Administrative Board in connection with the delivery of the Rothschild opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future or the price at which Melrose may acquire or offer to acquire any ADSs or Shares that are not tendered in the Offer.

Our engagement letter with Rothschild provides that Rothschild will receive approximately €4.5 million for its financial advisory services, of which approximately €3.5 million is contingent upon the completion of the Offer. Further, we have agreed to reimburse Rothschild for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Rothschild, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws. The Administrative Board selected Rothschild to act as our financial adviser in connection with the Offer based on Rothschild's reputation and experience. Rothschild is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings and financial restructurings. The terms of Rothschild's fee arrangements were negotiated at arm's length between us and Rothschild, and the Administrative Board was aware of this fee structure and took it into account in considering the Rothschild opinion and in recommending that you tender ADSs and Shares in the Offer.

In the past, Rothschild or its affiliates has provided financial advisory services to us, the CVC Capital Partners Group and Melrose, and Rothschild or its affiliates may in the future provide financial services to us, the CVC Capital Partners Group, Melrose or their respective affiliates in the ordinary course of Rothschild's business from time to time and may receive fees for the rendering of such services. Specifically, during the past two years Rothschild provided financial advisory services to (i) the CVC Capital Partners Group and certain of its affiliates and portfolio companies (including, without limitation, us) with respect to the following: (a) the sale of Cordenka in 2011; (b) the sale of certain Elster shares; (c) our refinancing in 2011; (d) our initial public offering in 2010; and (e) refinancing certain debt of SEAT Pagine Gialle SpA, a portfolio company of the CVC Capital Partners Group; and (ii) Melrose with respect to the following: (a) amendments to certain incentive share arrangements in 2012; (b) refinancing certain debt facilities and related hedging strategies in 2011; and (c) the sale of Dynacast in 2011. In addition, Rothschild (a) was engaged as a financial adviser by Melrose with regard to one matter that was abandoned, and (b) is currently engaged by portfolio companies of the CVC Capital Partners Group with respect to two other matters. In addition, in the ordinary course of Rothschild's business activities, Rothschild and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions for its own account or the accounts of its clients in equity, debt or other securities (or related derivative securities) or financial instruments of Melrose, Elster, the CVC Capital Partners Group or their respective affiliates.

Adviser to the Independent Members of the Administrative Board

Opinion of Houlihan Lokey Financial Advisors, Inc.

On June 28, 2012, Houlihan Lokey rendered an oral opinion to the independent members of our Administrative Board (which was confirmed in writing by delivery of Houlihan Lokey's written opinion dated June 28, 2012), as of June 28, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, as to the fairness, from a financial point of view, of the ADS Offer Price to be received by the holders of the ADSs and the Share Offer Price to be received by the holders of the Shares, respectively (in each case, other than Melrose, the Bidder and their respective affiliates and Rembrandt and its affiliates), in the Offer to such holders.

Houlihan Lokey's opinion was directed to the independent members of our Administrative Board and only addressed the fairness from a financial point of view of the ADS Offer Price to be received by the holders of the ADSs and the Share Offer Price to be received by the holders of the Shares, respectively (in each case, other than Melrose, the Bidder and their respective affiliates and Rembrandt and its affiliates), in the Offer and does not address any other aspect or implication of the Offer, the Squeeze-Out, the Merger Squeeze-Out or other transactions contemplated by the Investment Agreement. The summary of Houlihan Lokey's opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex I-3 to this Statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey's opinion nor the summary of its opinion and the related analyses set forth in this Statement are intended to be, or constitute, advice or a recommendation to the independent members of our Administrative Board or any holder of the ADSs or of the Shares as to whether such holder should tender the ADSs or the Shares (as the case may be) in the Offer or how to act with respect to the Offer or related matters.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the draft received June 28, 2012 labeled “Final Version” of the Investment Agreement;
•	reviewed certain publicly available business and financial information relating to Elster that Houlihan Lokey deemed to be relevant;
•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Elster made available to Houlihan Lokey by Elster, including financial projections (and adjustments thereto) prepared by or discussed with the management of Elster relating to Elster for the fiscal years ending 2012 through 2017;
•	spoke with certain members of the management of Elster regarding the business, operations, financial condition and prospects of Elster, the Offer and related matters;
•	compared the financial and operating performance of Elster with that of other public companies that Houlihan Lokey deemed to be relevant;
•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;
•	reviewed the current and historical market prices and trading volume for certain of Elster's publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and
•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Houlihan Lokey assumed, with the knowledge and permission of the independent members of our Administrative Board, that the financial projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Elster’s management as to the future financial results and condition of Elster, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Elster since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey's analyses or the opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey’s opinion was issued in the English language and reliance may only be placed on the opinion as issued in the English language. If any translations of the opinion were or are delivered, they were or are provided only for ease of reference, had or have no legal effect and Houlihan Lokey has made and makes no representation as to (and has accepted and accepts no liability in respect of) the accuracy or completeness of any such translations.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Investment Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Investment Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the Offer would be satisfied, and (d) the Offer would be completed in a timely manner in accordance with the terms described in the Investment Agreement and such other related documents and instruments, without any amendments or modifications thereto.

Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Offer would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer or Elster that would be material to Houlihan Lokey's analyses or the opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of any draft documents identified above would not differ in any respect from the drafts of said documents. Houlihan Lokey was advised by Elster that, pursuant to the terms of the deposit agreement among Elster, Deutsche Bank Trust Company Americas and the holders and beneficial owners of the ADSs, holders of the ADSs have the right to convert at any time their ADSs into Ordinary Shares, on a four ADSs-to-one Ordinary Share basis, and their Ordinary Shares into ADSs, on a one Ordinary Share-to-four ADSs basis.

Furthermore, in connection with the opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Elster or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Elster was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Elster was or may be a party or was or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the transactions contemplated by the Investment Agreement, the securities, assets, businesses or operations of Elster or any other party, or any alternatives to the transactions contemplated by the Investment Agreement, (b) negotiate the terms of the transactions contemplated by the Investment Agreement, or (c) advise the independent members of our Administrative Board or any other party with respect to alternatives to the transactions contemplated by the Investment Agreement. Houlihan Lokey's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date thereof. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring or coming to its attention after the date thereof. Houlihan Lokey was not expressing any opinion as to the price or range of prices at which the ADSs or the Shares may be purchased or sold at any time.

Houlihan Lokey's opinion was furnished for the use of the independent members of our Administrative Board (in their capacity as such) in connection with their evaluation of the Offer and may not be used for any other purpose without the prior written consent of Houlihan Lokey. The opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. Houlihan Lokey's opinion was not intended to be, and does not constitute, a recommendation to the independent members of our Administrative Board, any security holder or any other party as to how to act with respect to any matter relating to, or whether to tender shares in connection with, the Offer or otherwise.

Houlihan Lokey was not requested to opine as to, and the opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of Elster, its security holders or any other party to proceed with or effect the transactions contemplated by the Investment Agreement, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the transactions contemplated by the Investment Agreement or otherwise (other than the ADS Offer Price to be received by the holders of the ADSs or the Share Offer Price to be received by the holders of the Shares, respectively (in each case, other than Melrose, the Bidder and their respective affiliates and Rembrandt and its affiliates), in the Offer to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the transactions contemplated by the Investment Agreement to the holders of any class of securities, creditors or other constituencies of Elster, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the transactions contemplated by the Investment Agreement as compared to any alternative business strategies or transactions that might be available for Elster, Melrose or any other party, (v) the fairness of any portion or aspect of the transactions contemplated by the Investment Agreement to any one class or group of Elster’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Elster’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Elster, Melrose, their respective security holders or any other party is receiving or paying reasonably equivalent value in the transactions contemplated by the Investment Agreement, (vii) the solvency, creditworthiness or fair value of Elster, Melrose or any other participant in the transactions contemplated by the Investment Agreement, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the transactions contemplated by the Investment Agreement, any class of such persons or any other party, relative to the ADS Offer Price or Share Offer Price, respectively, or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of Elster, on the assessments by Elster and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Elster and the transactions contemplated by the Investment Agreement or otherwise.

In preparing its opinion to the independent members of our Administrative Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey's analyses is not a complete description of the analyses underlying Houlihan Lokey's opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey's analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey's analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Elster, such as the impact of competition on our business and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Elster or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey's analyses for comparative purposes is identical to Elster or the Offer and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The projections provided by Elster's management and the implied reference range values indicated by Houlihan Lokey's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Elster. Much of the information used in, and accordingly the results of, Houlihan Lokey's analyses are inherently subject to substantial uncertainty.

Houlihan Lokey's opinion was provided to the independent members of our Administrative Board in connection with their evaluation of the Offer and was only one of many factors considered by the independent members of our Administrative Board in evaluating the Offer. Neither Houlihan Lokey's opinion nor its analyses were determinative of the ADS Offer Price or the Share Offer Price or of the views of the independent members of our Administrative Board or management with respect to the Offer, the ADS Offer Price or the Share Offer Price. The type and amount of consideration payable in the Offer were determined through negotiation between Elster and Melrose, and the decision to enter into the transactions contemplated by the Investment Agreement was solely that of our Administrative Board.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the independent members of our Administrative Board in connection with Houlihan Lokey's opinion rendered on June 28, 2012. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey's analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

•	Enterprise Value calculated as the value of the relevant company's outstanding equity securities (taking into account its outstanding options, warrants and other convertible securities) based on the relevant company's closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock, minority interest and capital lease obligations less the amount of cash on its balance sheet), as of a specified date; and
•	EBITDA.

Unless the context indicates otherwise, enterprise values derived from the selected companies analysis described below were calculated using the closing price of the common stock of the selected smart grid and metering and diversified industrials companies listed below as of June 15, 2012 (the trading day prior to the day on which Elster confirmed that it was in discussions with Melrose regarding a potential sale) and June 25, 2012, respectively, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the public announcement date of the relevant transaction based on the estimated transaction equity prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. Estimates of 2012 through 2017 EBITDA for Elster were based on projections provided by Elster's management, adjusted for certain non-recurring items and the difference between Elster management's estimated annual run-rate EBITDA savings from Elster's reinvestment program of $40.8 million and the amount of savings already reflected in the applicable fiscal year's EBITDA for each of fiscal years of 2012 through 2014 (“Run-Rate Adjusted EBITDA”). The last twelve month (“LTM”) period Run-Rate Adjusted EBITDA for Elster was based on Elster's EBITDA for the most recently completed twelve month period for which Elster's financial information was made public, adjusted for certain non-recurring items and the difference between Elster management's estimated annual run-rate EBITDA savings from Elster's reinvestment program of $40.8 million and the amount of savings already reflected in the LTM period's EBITDA. Estimates of EBITDA adjusted for certain non-recurring items (EBITDA so adjusted, “Adjusted EBITDA”) (for the next fiscal year for which financial information had not been made public and the fiscal year following such next fiscal year) for the selected smart grid and metering and diversified industrials companies listed below were based on certain publicly available consensus research analyst estimates for those smart grid and metering and diversified industrials companies.

Selected Companies Analysis. Houlihan Lokey calculated multiples of enterprise value based on certain financial data for the following selected smart grid and metering and diversified industrials companies:

Smart Grid and Metering	Diversified Industrials
• Badger Meter Inc.	• ABB Ltd.
• Echelon Corporation	• Alstom SA
• EnerNOC, Inc.	• Eaton Corporation
• ESCO Technologies Inc.	• Honeywell International Inc.
• Itron, Inc.	• Hubbell Inc.
• PowerSecure International, Inc.	• Johnson Controls Inc.
• Roper Industries Inc.	• Siemens AG
• Schneider Electric S.A.

(*)	Enterprise value adjusted for certain cash outlays for restructuring projects and EBITDA adjusted for certain periods to reflect related run-rate savings.

The calculated multiples included

•	Enterprise value as a multiple of EBITDA, adjusted for certain non-recurring items, for the most recently completed twelve month period for which financial information was made public (“LTM Adjusted EBITDA”);
•	Enterprise value as a multiple of estimated EBITDA, adjusted for certain non-recurring items, for the next fiscal year for which financial information had not been made public (“NFY Adjusted EBITDA”); and
•	Enterprise value as a multiple of estimated EBITDA, adjusted for certain non-recurring items, for the fiscal year following the next fiscal year for which financial information had not been made public (“NFY+1 Adjusted EBITDA”).

Houlihan Lokey applied selected multiple ranges derived from the selected companies to corresponding Run-Rate Adjusted EBITDA for the applicable periods for Elster:

Multiple Description	Selected Multiple Range
Enterprise Value as a multiple of:	Low	High
LTM Adjusted EBITDA	7.0x	8.0x
NFY Adjusted EBITDA	7.0x	8.0x
NFY+1 Adjusted EBITDA	6.5x	7.5x

The selected companies analysis indicated the following implied per ADS reference range for Elster, as compared to the proposed ADS Offer Price:

	Implied Per ADS Equity Reference Range for Elster	ADS Offer Price
Based on:
LTM Adjusted EBITDA	$15.03 – $17.86
NFY Adjusted EBITDA	$15.36 – $18.23	$20.50
NFY+1 Adjusted EBITDA	$15.22 – $18.29

Selected Transactions Analysis. Houlihan Lokey calculated multiples of implied enterprise value of the target company based on the estimated transaction equity prices paid in the following selected publicly-announced smart grid and metering and diversified industrials transactions and other public information available at the time of the announcement:

Target	Acquiror
Cooper Industries plc	Eaton Corporation
IBS AG	Siemens Beteiligungen Inland GmbH
Comverge, Inc.	Bayside Capital, Inc.; H.I.G. Bayside Debt & LBO Fund II, L.P.
Arnold Magnetic Technologies Corporation	Compass Diversified Holdings
Interativa Industria, Comercio e Representacoes Ltda.	IMI plc
SmartSynch, Inc.	Itron, Inc.
Thomas & Betts Corp.	ABB Low Voltage Products & Systems
RuggedCom Inc.	Siemens Canada Limited
OBCORP LLC	Ametek Inc.
Nova Tech LLC	The Weir Group PLC
Racine Federated, Inc.	Badger Meter Inc.
SMB United Ltd.	Osaki Electric Co. Ltd.
Newave Energy Holding SA	ABB Schweiz AG
VTI Technologies Oy	Murata Electronics Europe B.V.
Lawrence Pumps Inc.	Flowserve Corp.
Energy Response Pty Ltd.	EnerNOC Australia Pty Ltd.
Telvent Git SA	Schneider Electric España, S.A.
Luminous Power Technology Pvt Ltd.	Schneider Electric India Private Ltd.
Landis+Gyr AG	Innovation Network Corporation of Japan; Toshiba Corp.
Cardo Flow Solutions Sweden AB	Sulzer Ltd.
LaBarge Inc.	Ducommun LaBarge Technologies, Inc.
Converteam Group SAS	GE Energy
Spectrum Control, Inc.	API Technologies Corp.
EnergyConnect Group, Inc.	Johnson Controls Inc.
Technology Research Corp.	Coleman Cable, Inc.
Lineage Power Holdings, Inc.	General Electric Company
Dalsa Corp.	Teledyne Tech
Baldor Electric Company, Inc.	ABB Ltd.
CPI International, Inc.	Veritas Capital Fund IV L.P.
Dresser, Inc.	General Electric Company
Spice Holdings plc	Cinven Limited; The Fourth Cinven Fund, L.P.
Ventyx, Inc.	ABB Ltd.
Xylem Analytics LLC	ITT Corporation

The calculated multiple reflected implied enterprise value as a multiple of LTM Adjusted EBITDA. Houlihan Lokey applied the following selected multiple range derived from the selected transactions to the Run-Rate Adjusted EBITDA for the LTM period for Elster:

Multiple Description	Selected Multiple Range
Implied Enterprise Value as a multiple of:	Low	High
LTM Adjusted EBITDA	8.0x	9.0x

The selected transactions analysis indicated the following implied per ADS reference range for Elster, as compared to the proposed ADS Offer Price:

Implied Per ADS Equity Reference Range for Elster	ADS Offer Price
$17.87 – $20.70	$20.50

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Elster by calculating the estimated net present value of the unlevered, after-tax free cash flows that Elster was forecasted to generate from the period of the last six months of 2012 through 2017 based on projections provided by Elster's management. Houlihan Lokey calculated terminal values for Elster by applying a range of Adjusted EBITDA multiples to Elster's fiscal year 2017 projected Adjusted EBITDA. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 8.5% to 10.5%. The discounted cash flow analysis indicated the following implied per ADS reference range for Elster, as compared to the proposed ADS Offer Price:

Implied Per ADS Equity Reference Range for Elster	ADS Offer Price
$19.65 – $24.51	$20.50

Premiums Paid Analysis. Houlihan Lokey reviewed publicly available information for the same selected transactions listed in “ — Selected Transactions Analysis” above. Houlihan Lokey performed its analysis on the foregoing transactions and derived implied premiums paid in such transactions based on closing stock price data for the applicable target company one trading day prior to public announcement, five trading days prior to public announcement and one month prior to public announcement, respectively.

The premiums paid analysis indicated the following implied premiums paid ranges, as compared to the implied premiums relative to Elster's unaffected historical trading prices based on the ADS Offer Price, for the applicable periods prior to June 12, 2012 (the day on which rumors surfaced regarding a potential sale of Elster):

	Implied Premiums Paid			Elster Implied Premiums relative to historical trading prices based on the ADS Offer Price
	Range	Median	Mean
One trading day prior to public announcement	-6.9% – 84.6%	25.8%	31.1%	48.6%
Five trading days prior to public announcement	1.7% – 91.5%	27.1%	34.5%	48.6%
One month prior to public announcement	15.9% – 101.1%	35.1%	42.4%	43.1%

General. Houlihan Lokey was engaged to provide an opinion to the independent members of our Administrative Board as to whether, as of the date hereof, the ADS Offer Price to be received by the holders of the ADSs and the Share Offer Price to be received by the holders of the Shares, respectively (in each case, other than Melrose, the Bidder and their respective affiliates and Rembrandt and its affiliates), in the Offer was fair to such holders from a financial point of view. Houlihan Lokey was engaged based on Houlihan Lokey's experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, Elster will pay Houlihan Lokey a customary fee for its services, which became payable upon the delivery of Houlihan Lokey's opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey's fee is contingent upon the successful completion of the Offer. Elster has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey's engagement.

In the ordinary course of business, certain of Houlihan Lokey's employees and affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Elster, Melrose, or any other party that may be involved in the transactions contemplated by the Investment Agreement and their respective affiliates or any currency or commodity that may be involved in the transactions contemplated by the Investment Agreement.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Elster, Melrose, one or more security holders, affiliates and/or portfolio companies (including Rembrandt) of investment funds affiliated or associated with CVC Capital Partners (collectively with private equity and investment funds affiliated or associated therewith and the portfolio companies thereof, the “CVC Group”), other participants in the transactions contemplated by the Investment Agreement or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by CVC Capital Partners, other participants in the transactions contemplated by the Investment Agreement or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the CVC Group, other participants in the transactions contemplated by the Investment Agreement or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial adviser to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Elster, Melrose, the CVC Group, other participants in the transactions contemplated by the Investment Agreement or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Intent to Tender

To the knowledge of Elster, after making reasonable inquiry, each of Elster's managing directors, members of the Administrative Board and affiliates currently intends to tender or cause to be tendered all Securities held of record or beneficially by such persons for purchase pursuant to the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used

We retained Deutsche Bank pursuant to an advisory agreement entered into in May 2012. We have agreed to pay Deutsche Bank fees, which are currently estimated to be approximately €8 million, for its services as our financial advisor, which shall become due and payable upon the successful completion of the Offer. We have also agreed to reimburse Deutsche Bank for reasonable costs and expenses, including of Deutsche Bank's legal and tax advisors incurred in connection with the Offer or otherwise arising out of the retention of Deutsche Bank under the advisory agreement. We also have agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain claims and receivables of third parties, including certain liabilities under the federal securities laws, arising out of its engagement or the Offer.

Our engagement letter with Rothschild provides that Rothschild will receive approximately €4.5 million for its financial advisory services, of which approximately €3.5 million is contingent upon the completion of the Offer. Further, we have agreed to reimburse Rothschild for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Rothschild, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

Houlihan Lokey was engaged to provide an opinion to the independent members of our Administrative Board as to whether, as of June 28, 2012, the ADS Offer Price to be received by the holders of the ADSs and the Share Offer Price to be received by the holders of the Shares, respectively (in each case, other than Melrose, the Bidder and their respective affiliates and Rembrandt and its affiliates), in the Offer was fair to such holders from a financial point of view. Pursuant to the engagement letter, Elster will pay Houlihan Lokey a customary fee for its services, which became payable upon the delivery of Houlihan Lokey's opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey's fee is contingent upon the successful completion of the Offer. Elster has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey's engagement.

Except as set forth above, neither Elster nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Securities on its behalf in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

Except as described below, during the past 60 days prior to the date of this Statement, no transactions with respect to the Securities have been effected by Elster or, to Elster's knowledge after reasonable inquiry, by any of its current managing directors, members of the Administrative Board or affiliates.

Pursuant to a Rule 10b5-1 trading plan established by Elster (the “10b5-1 Plan”) with an independent broker (the “Broker”) to act as Elster's agent to repurchase ADSs under the 10b5-1 Plan to effectuate Elster’s stock repurchase plan (“Repurchase Plan”) providing for the repurchase of up to 750,000 of Elster's ADSs to facilitate grants of share-based awards under Elster's LTIP, the Broker carried out the following purchases:

Date	Nature of Transaction	Number of ADSs	Weighted Average Price per ADS
May 14, 2012	Share buyback pursuant to 10b5-1 Plan	300	$13.6433
June 1, 2012	Share buyback pursuant to 10b5-1 Plan	100	$13.7400
June 4, 2012	Share buyback pursuant to 10b5-1 Plan	4,200	$13.3723
June 5, 2012	Share buyback pursuant to 10b5-1 Plan	100	$13.7400
June 8, 2012	Share buyback pursuant to 10b5-1 Plan	4,500	$13.9834
June 11, 2012	Share buyback pursuant to 10b5-1 Plan	3,300	$14.0139
June 12, 2012	Share buyback pursuant to 10b5-1 Plan	7,100	$13.6398

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), Elster is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of Securities by Elster, any subsidiary of Elster or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Elster or any subsidiary of Elster, (iii) any purchase, sale or transfer of a material amount of assets of Elster or any subsidiary of Elster, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Elster.

Except as indicated in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), there are no transactions, board resolutions, agreements in principle, or signed contracts that were entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Statement referred to in Item 9 below is incorporated herein by reference in its entirety.

Delisting

Following the completion of the Offer, Elster may elect to voluntarily discontinue the listing of the ADSs on the NYSE. Under existing German law, based on case law by the German Federal Court (Bundesgerichtshof), a delisting would require a resolution of the shareholders' meeting of Elster to be passed with the affirmative vote of a simple majority of the votes cast.

If Elster's shareholders' meeting resolves on a delisting of the ADSs, under existing German case law Bidder would be obliged to offer to acquire all outstanding Securities not already owned by Bidder within a certain time period in exchange for fair cash compensation (angemessene Barabfindung). The offer would be required to be made to all holders of Securities (other than Bidder) then outstanding, including those in the United States. No holder of Securities, however, would be obliged to accept the offer and any such holder of Securities could choose to remain a holder of Securities. These provisions apply mutatis mutandis to a European public limited liability company with its registered seat in Germany.

The method of determining the fair cash compensation (angemessene Barabfindung) that would be offered pursuant to such delisting under German case law is discussed in “Item 8. Additional Information — Associated IDW S 1 Valuation and Fair Cash Compensation” below; provided, however, as distinguished from the description in Item 8, in the case of such a delisting, the auditor performing the valuation analysis will not be court-appointed.

German case law by the German Federal Court applicable to delistings as described above is currently the subject of two constitutional complaints (Verfassungsbeschwerden) pending with the German Constitutional Court (Bundesverfassungsgericht) the judgments of which are expected to be delivered on July 11, 2012. One constitutional complaint addresses the question whether the German Federal Court has acted within its powers when ruling that a mandatory purchase offer to acquire all shares must be made to minority shareholders or a compensation payment must be provided with the possibility to have the adequacy of such payment assessed in valuation appraisal proceedings (Spruchverfahren) for the loss or substantial decrease of marketability of the shares connected with its listing on a stock exchange. The other constitutional complaint addresses the question whether, and if so to what extent, the listing on a regulated market enjoys the protection of property rights protected by the German constitution.

Due to the pending constitutional complaints it is possible that the applicable laws regarding delistings might be overturned by the German Constitutional Court. It is possible that the German Constitutional Court may hold that the requirement of a mandatory offer to acquire all shares or provide a compensation payment is unlawful so that no such offer or payment must be made. However, it is also possible that the German Constitutional Court may hold such case law valid.

Entry into Domination Agreement

If, following the completion of the Offer or at any time thereafter, Bidder holds a sufficient majority to obtain the approval for such a step of at least 75% of the votes cast at a shareholders' meeting of Elster, Melrose will be able to carry out its current intention that Bidder enter into a domination agreement (Beherrschungsvertrag) with Elster as the controlled company pursuant to Sections 291 et seq. of the German Stock Corporation Act (Aktiengesetz).

Under German law, entry into a domination agreement (Beherrschungsvertrag) requires, among other things, the consent of at least 75% of the share capital represented at a shareholders' meeting of Elster. A domination agreement (Beherrschungsvertrag) would become effective upon registration in the commercial register of Elster in Germany. Pursuant to a domination agreement (Beherrschungsvertrag), the controlled company submits itself to the direction of the controlling company. Melrose and/or Bidder would be authorized to issue binding orders to the management board of Elster and would thereby control the management of its business affairs.

A domination agreement (Beherrschungsvertrag) must provide for a recurrent cash payment (angemessenes Ausgleich) (“Guaranteed Dividend”) as compensation to the minority shareholders. The amount of the Guaranteed Dividend is determined by the parties to the domination agreement (Beherrschungsvertrag) and reviewed by a court-appointed expert auditor appointed upon application of both parties to the domination agreement (Beherrschungsvertrag). The Guaranteed Dividend is equal to the amount which, based on the past profitability and the prospective profits of Elster, would be expected to be distributed to the holders of Shares in the future as the average profit per share if the domination agreement (Beherrschungsvertrag) had not been entered into, taking into account adequate depreciation, amortization and reserves for declines in value but exclusive of other profit reserves. This calculation would be based on a determination of the value of Elster at the time of the shareholders' meeting of Elster at which the domination agreement (Beherrschungsvertrag) was adopted. The calculation could result in a Guaranteed Dividend higher than, equal to, or lower than the Offer Price. The Guaranteed Dividend would be payable annually while the domination agreement (Beherrschungsvertrag) remains effective and Elster has minority shareholders.

The Guaranteed Dividend could be subject to review by the applicable German court in valuation appraisal proceedings (Spruchverfahren) which may be instituted by dissenting minority shareholders. If, as a result of such valuation appraisal proceedings, the court increases the amount of the Guaranteed Dividend, or if such increase is agreed between the parties in a settlement to avert or terminate the valuation appraisal proceedings, payments already made to minority shareholders would be increased accordingly. These provisions apply mutatis mutandis to a European public limited liability company with its registered seat in Germany.

In addition, the entry into a domination agreement (Beherrschungsvertrag) would oblige Melrose and/or Bidder to offer to acquire all outstanding Shares belonging to minority shareholders within a certain period of time in exchange for payment of fair cash compensation (angemessene Barabfindung). The method of determining the fair cash compensation (angemessene Barabfindung) that would be offered pursuant to such an offer is discussed in “Item 8. Additional Information — Associated IDW S 1 Valuation and Fair Cash Compensation” below.

Squeeze-Out According to German Stock Corporation Act

If, following the completion of the Offer or at any time thereafter, Melrose, directly or indirectly, holds at least 95% of the registered share capital of Elster, Melrose currently intends to effect a buy-out of the remaining shareholders by way of a Squeeze-Out pursuant to Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz), requiring the transfer of the Shares held by the minority shareholders of Elster to Bidder in exchange for fair cash compensation (angemessene Barabfindung).

Under German law, a shareholder of a stock corporation who owns shares representing 95% or more of the registered share capital of such stock corporation can request that the shareholders' meeting of such stock corporation resolve, in accordance with §§ 327a et seq. of the German Stock Corporation Act (Aktiengesetz), that the shares of the remaining shareholders be transferred to the majority shareholder in return for “fair cash compensation” (angemessene Barabfindung). Such shareholders' resolution requires the affirmative vote of a simple majority of the votes cast in the shareholders' meeting. These provisions apply mutatis mutandis to a European public limited liability company with its registered seat in Germany.

A Squeeze-Out resolution would be binding upon the remaining holders of the Shares, including those in the United States, and no holder could choose to remain a shareholder of Elster following such resolution. The transfer of Shares would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of Elster. From then on, the remaining holders of Shares would only have a right to receive the fair cash compensation (angemessene Barabfindung), and their Shares would no longer represent an equity interest in Elster.

The method of determining the fair cash compensation (angemessene Barabfindung) that would be offered pursuant to such Squeeze-Out is discussed in “Item 8. Additional Information — Associated IDW S 1 Valuation and Fair Cash Compensation” below.

Merger Squeeze-Out According to German Transformation Act

If, following the consummation of the Offer or at any time thereafter, Melrose, directly or indirectly, holds at least 90% but less than 95% of the registered share capital of Elster, Melrose may procure the entry into a merger agreement (Verschmelzungsvertrag) between Elster and Bidder followed by a buy-out of the remaining shareholders by way of a Merger Squeeze-Out pursuant to Section 62 (5) of the German Transformation Act (Umwandlungsgesetz) in connection with Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz) requiring transfer of the Shares held by the minority shareholders of Elster to Bidder in exchange for “fair cash compensation” (angemessene Barabfindung).

Following the execution of the merger agreement between Elster and Bidder, a shareholder of a stock corporation who owns shares representing 90% or more of the registered share capital of such stock corporation can request that the shareholders' meeting of such stock corporation resolve, in accordance with Section 62 (5) of the German Transformation Act in connection with Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz), that the shares of the remaining shareholders be transferred to the majority shareholder in return for fair cash compensation (angemessene Barabfindung). Although the decreased majority threshold of 90% makes it easier for a majority shareholder to squeeze out the minority, the scope of the Merger Squeeze-Out is significantly narrower than that of the Squeeze-Out under the German Stock Corporation Act (Aktiengesetz). In the case of a stock corporation (Aktiengesellschaft), the Merger Squeeze-Out must be performed to facilitate a merger under the German Transformation Act between the majority shareholder and the stock corporation. Finally, the shareholders' meeting of such stock corporation must resolve the Merger Squeeze-Out within three months following the execution of the merger agreement. These provisions apply mutatis mutandis to a European public limited liability company with its registered seat in Germany.

The shareholders' resolution of Bidder required for the implementation of a Merger Squeeze-Out requires the affirmative vote of 75% of the votes cast in the respective shareholders' meeting. The Merger Squeeze-Out resolution would be binding upon the remaining holders of Shares, including those in the United States, and no holder could choose thereafter to remain a shareholder of Elster following such resolution. The transfer of Shares would not involve a tender offer and would occur by operation of German law upon registration of both the Merger Squeeze-Out resolution in the commercial register of Elster and the merger in the commercial registers of Elster and Bidder. From then on, the remaining holders of Shares would only have a right to receive the fair cash compensation (angemessene Barabfindung), and their Shares would no longer represent an equity interest in Elster.

The method of determining the fair cash compensation (angemessene Barabfindung) that would be offered pursuant to a Merger Squeeze-Out is discussed in “Item 8. Additional Information — Associated IDW S 1 Valuation and Fair Cash Compensation” below.

Associated IDW S 1 Valuation and Fair Cash Compensation

If Bidder voluntarily delists the ADSs from the NYSE, enters into a domination agreement (Beherrschungsvertrag) with Elster, or effects a Squeeze-Out or a Merger Squeeze-Out, Bidder and/or Elster must in each case offer the remaining minority shareholders of Elster fair cash compensation (angemessene Barabfindung). The fair cash compensation (angemessene Barabfindung) would be determined by Bidder and/or Elster based on the value of Elster, assessed in accordance with applicable German legal requirements, as of the date of the respective resolution of the shareholders' meeting of Elster authorizing the action and  –  except in the case of a delisting – reviewed by one or more expert auditors chosen and appointed by a competent court.

The expert auditor would determine the per share value of Securities on the basis of discounted future earnings (Ertragswertverfahren) according to the accepted professional “Principles for the Preparation of Business Valuations” under IDW standard S1, as amended on April 2, 2008, of the Institute of Public Auditors in Germany e.V. (Institut der Wirtschaftprüfer in Deutschland e.V.). If the average price of the ADSs for the three-month period either prior to the shareholders' meeting deciding on the measure (or prior to the public announcement of the measure, insofar as such price is representative) exceeds the compensation amount determined with the discounted earnings method, then this value is to be paid as a compensation amount. The amount of fair cash compensation (angemessene Barabfindung) could be higher than, equal to or lower than the Offer Price. The amount of fair cash compensation (angemessene Barabfindung) determined by the expert auditor could be subject to review by the applicable German court in valuation appraisal proceedings (Spruchverfahren) which may be instituted by the remaining minority shareholders. If as a result of such valuation appraisal proceedings, the court increases the amount of the fair cash compensation (angemessene Barabfindung), or if such increase is agreed between the parties in a settlement to avert or terminate the valuation appraisal proceedings, payments already made to minority shareholders would be increased accordingly.

Holders of Securities who plan to convert any fair cash compensation (angemessene Barabfindung) received in euros to U.S. dollars should also be aware that currency exchange rates in effect at the time of payment of such fair cash compensation (angemessene Barabfindung) may be different from the exchange rates in effect as of the date of this Offer and/or the time of the consummation of the Offer, the Squeeze-Out, the Merger Squeeze-Out, a voluntary delisting or the domination agreement (Beherrschungsvertrag) and may, therefore, positively or negatively affect the value of such fair cash compensation (angemessene Barabfindung).

Regulatory Requirements

United States Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 calendar days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if Elster agrees to allow Melrose to voluntarily withdraw and re-file to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary materials (a “Second Request”) prior to that time. The purchase of Securities pursuant to the Offer is subject to such requirements. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period would be extended until 10 calendar days following the date of substantial compliance by Melrose with that request, unless the FTC or the Antitrust Division terminates the additional waiting period earlier. In practice, complying with a Second Request can take a significant period of time.

The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as Bidder's acquisition of Securities pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Securities pursuant to the Offer or seeking the divestiture of Securities acquired by Bidder or the divestiture of substantial assets of Melrose or its subsidiaries, or of Elster or its subsidiaries. Private parties (including individual States of the United States) may also bring legal actions to challenge transactions under the antitrust laws of the United States. The parties do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division or any state or any other person, Bidder may not be obligated to consummate the Offer.

Melrose filed on July 2, 2012 and Rembrandt filed on July 3, 2012, a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. Unless a Second Request is issued, Elster agrees to allow Melrose to withdraw its HSR filing, or early termination is granted, the initial HSR Act waiting period applicable to the purchase of Securities pursuant to the Offer will expire at 11:59 p.m., New York City time, on July 17, 2012.

European Union Antitrust Laws

Under Article 7 of Council Regulation EC No. 139/2004 (the “EC Merger Regulation”), certain transactions may not be consummated unless first notified to the European Commission, and the European Commission has declared the notified transaction compatible with the common market or is deemed to have declared such transaction compatible due to the expiry of certain waiting periods without notice from the European Commission. Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days. If the European Commission has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days. The European Commission could prohibit the Offer by declaring that the concentration is incompatible with the common market or the European Commission could require, as a condition to clearance, a remedy such as the divestiture of substantial assets of Melrose or its subsidiaries, or of Elster or its subsidiaries or certain behavioral remedies such as entering into supply agreements. Although the parties believe that consummation of the Offer is not incompatible with the common market, there can be no assurance that a challenge to the Offer will not be made by the European Commission or, if a challenge is made, what the result will be. If the Offer is challenged by the European Commission, Bidder may not be obligated to consummate the Offer. The European Commission filing was made on July 6, 2012.

Russia

The Russian competition filing was made on July 3, 2012. Under the Russian competition law, the Phase I review period takes up to 30 calendar days, and the Russian competition authority must issue a clearance decision before the parties are permitted to close the Offer under Russian law. The Russian competition authority may halt the review time in case it has additional questions.

If the Russian competition authority has serious doubts as to whether the transaction is compatible with the Russian market, it may open Phase II proceedings, which last an additional 2 months.

Ukraine

The Ukrainian competition filing was made on July 4, 2012. Under the provisions of the Ukrainian competition law, the Ukrainian competition authority has an initial 15 days to approve the completeness of the merger filing; upon such approval, the Phase I review clearance takes 30 days. During the review period, the Ukrainian competition authority may issue additional questions in which case the time for review halts and only continues upon receipt of the additional information. If the Ukrainian competition authority has serious doubts whether the transaction is compatible with the Ukrainian market, it may open Phase II proceedings, which last an additional 3 months from the date when the competition authority receives all additionally requested information.

Other Approvals

Due to the size of the Offer, the acquisition by Melrose and Bidder of the Securities in the Offer constitutes a class 1 transaction under the listing rules made by the United Kingdom Financial Services Authority and therefore requires approval by a majority of the Melrose shareholders.

Other

It may be necessary to make additional filings relating to the Offer with governmental entities in other foreign jurisdictions, however, no other filings or approvals are a condition to the closing of the Offer. Melrose and Elster are reviewing whether any such filings are required in connection with the Offer and have agreed to make any such filings as soon as reasonably practicable to the extent required. Although the parties believe that consummation of the Offer would not violate any antitrust law, there can be no assurance that governmental entities will not challenge the Offer on competition or other grounds, or if such challenge is made, what the results thereof will be.

Under the Investment Agreement, neither Elster nor Melrose is required to accept any conditions or obligations requested by the European Commission in order to obtain merger clearance.

Certain Company Projections

For adoption by the Administrative Board, Elster's managing directors propose, in the ordinary course of business, non-public, unaudited, stand-alone business plans solely for internal use. Historically, these business plans had a three-year projection period and were generated each year at the end of third quarter and beginning of fourth quarter in a detailed bottom-up and top-down approach. The most recent three-year plan contained an original budget for the fiscal year of 2012 as well as the projections for the years out to 2014. This plan was finalized in November 2011 and approved by the Administrative Board in December 2011. In March 2012, with the approval of the Administrative Board, Elster's management team expanded the projection period by two additional years for the upcoming planning process starting at the end of third quarter and beginning of fourth quarter in order to have a five-year business plan with 2013 through 2017 as the projection period, with such plan scheduled for completion in November 2012. Subsequent to the approach by Melrose in April 2012, Elster's management team accelerated the timeline for producing the five-year business plan (as subsequently expanded as described in the following paragraph, the “Five-Year Plan”), presenting it to the Administrative Board and receiving the Administrative Board's approval on May 10, 2012. The Five-Year Plan took into account the possible effects of (i) anticipated growth in Smart Meter offerings to customers in various markets, (ii) implementation of key strategic priorities in Elster's business units, (iii) key research and development activities, and (iv) implementation of Elster's operational excellence program.

The Five-Year Plan was expanded and approved by the Administrative Board on May 22, 2012 to include three cases developed in the following manner: first, the business unit heads developed and submitted to Elster's management plans for their individual business units, which were then aggregated (the “MTP Excluding Contingencies”); second, Elster's management reviewed the aggregated plan, discussed appropriate contingencies, and adjusted for such contingencies (the “Mid Term Plan” or “MTP”, which was the same plan originally approved by the Administrative Board on May 10, 2012); and third, Elster's management adjusted the revenue growth rate and Adjusted EBITDA margin downward as shown in the “MTP Sensitivity” columns of the “Projections” table below for the years 2012 and 2013 and by approximately 1 percentage point for the years 2014 through 2017 to allow for the possible effects of growing competition, unfavorable currency fluctuations, overall market uncertainties, price increases for raw materials, and the ongoing uncertainty in economies and financial markets in various parts of the world (the “MTP Sensitivity”). The MTP serves, among other things, as a basis of certain components of variable compensation for Elster's managing directors. While none of the three cases was intended to be or is necessarily predictive, the MTP Excluding Contingencies reflects highly optimistic business unit head estimates and assumptions that Elster's management believes have little likelihood of achievement. Moreover, the MTP Sensitivity was prepared for illustrative purposes only and does not reflect Elster's management's views of a “worst case scenario” or the outcome of downside contingency planning. Elster's management does not as a matter of course make public projections as to future performance, earnings or other results beyond its outlook for the current fiscal year, and the Five-Year Plan was not prepared with a view toward public disclosure.

In connection with the evaluation of a possible transaction, Elster provided Melrose with (i) a portion of the Five-Year Plan relating to the years 2012 and 2013 and (ii) certain non-public, unaudited, stand-alone key financial projections and annual averages for 2012 through 2017 (collectively, the “Melrose Projections”). In addition, Elster provided Deutsche Bank, Rothschild and Houlihan Lokey, in connection with the rendering of their respective opinions described under “Item 4. The Solicitation or Recommendation — Opinions of Elster's Financial Advisors,” with a copy of the Five-Year Plan in its entirety (the “Bank Projections”, and together with the Melrose Projections, the “Projections”). The Bank Projections were more detailed than the Melrose Projections but were otherwise generally consistent with the Melrose Projections.

The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither Elster's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, competitive, market and financial conditions and other future events, as well as matters specific to Elster's business, all of which are difficult to predict and many of which are beyond Elster's control. The Projections and the Five-Year Plan on which they are based are subjective in many respects, were prepared for high strategic level planning and goal setting purposes rather than reflecting an attempt to predict future results with accuracy and are susceptible to multiple interpretations. The Five-Year Plan and the financial projections therein would ordinarily be subject to periodic revisions based on actual experience and business developments. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected, including with respect to the MTP Excluding Contingencies, the MTP, and/or the MTP Sensitivity. The inclusion of the Projections in this Statement should not be relied on as necessarily predictive of actual future events, because, among other things, the Projections (i) cover multiple years and such information by its nature becomes less predictive with each successive year, and (ii) reflect assumptions as to certain business decisions that are subject to change.

None of Elster, Melrose or Bidder, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections.

Because Elster prepared the Five-Year Plan on a stand-alone basis, the Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of Elster by Bidder pursuant to the Offer and/or the consummation of the Offer, including among other things the tax effects of a completed offer described further in “Item 4. The Solicitation or Recommendation — Reasons for Recommendation”.

The information from the Projections set forth below includes forward-looking statements. For information on factors that may cause Elster's future financial results to vary, in some cases materially, from the Projections, see “Item 8. Additional Information — Forward-Looking Statements” below.

The information from the Projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding Elster contained elsewhere in this Statement, the Offer to Purchase and Elster's public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Statement are cautioned not to place undue, if any, reliance on the Projections.

The information from the Projections set forth below is not being included in this Statement to influence your decision whether to tender your Securities in the Offer or because we believe it is material or because we believe it is a reliable prediction of actual future results, but because the Melrose Projections were made available to Melrose and the Bank Projections were made available to Deutsche Bank, Rothschild and Houlihan Lokey.

Projections(a)

	MTP		MTP Excluding Contingencies		MTP Sensitivity
(US$m)	2012E	2013E	2012E	2013E	2012E	2013E
Revenues	1,898.4	2,068.5	1,964.7	2,125.4	1,898.4	2,049.5
Adjusted EBITDA(b)	292.0	330.9	311.7	339.9	292.0	317.6
Depreciation & Amortization (excluding purchase price allocation (“PPA”))	-51.6	-51.8	-51.6	-53.2	-51.6	-51.3
Adjusted EBIT(c)	240.4	279.2	260.2	286.7	240.4	266.3
Net capital expenditures(d)	73.7	57.6	73.7	59.2	73.7	57.1
Net Working Capital(e)	231.6	231.7	231.6	238.0	231.6	229.5

(a)	Figures in this table are as provided to Melrose in the Melrose Projections.
(b)	Adjusted EBITDA is a non-GAAP financial measure that Elster defines for the Projections as net income excluding depreciation and amortization, income tax expenses, interest expenses net and adjusted for discrete items such as restructuring costs, refinancing costs, acquisitions costs as well as possible takeover costs including consulting, restructuring, and retention.
(c)	Adjusted EBIT is a non-GAAP financial measure that Elster defines for the Projections as net income excluding income tax expenses, interest expenses net, amortization of purchase price allocation and adjusted for the same discrete items as Adjusted EBITDA, see description under (b). For the Projections, Adjusted EBIT excludes depreciation of purchase price allocations in the amounts of approximately $2.6 million for 2012 and approximately $2.3 million for 2013.
(d)	Net capital expenditures include purchases of property, plant and equipment and intangible assets minus disposal of assets.
(e)	Net Working Capital is a non-GAAP financial measure that Elster defines for the Projections as accounts receivable plus inventories minus accounts payable and advanced payments (which were assumed for purposes of the Melrose Projections to be $23.7 million for 2012 and $24.5 million for 2013). Note that such assumed amounts with respect to advanced payments were not specifically disclosed to Melrose in the Melrose Projections.

Projections — MTP(a)

(US$m)	2014E	2015E	2016E	2017E
Revenues	2,285.5	2,503.7	2,710.5	2,852.8
Adjusted EBITDA(b)	376.8	424.9	461.9	484.4

(a)	Figures in this table are as provided to Melrose in the Melrose Projections.
(b)	Adjusted EBITDA is a non-GAAP financial measure that Elster defines for the Projections — MTP as net income excluding depreciation and amortization, income tax expenses, interest expenses net and adjusted for discrete items such as restructuring costs, refinancing costs, acquisitions costs as well as possible takeover costs including consulting, restructuring, and retention.

2012E-2017E annual averages(a)
Tax rate(b)	app. 31%
Depreciation & Amortization (excluding PPA) (as % of revenues)(c)	app. 2% – 4%
Net capital expenditures(d) (as % of revenues)	app. 2% – 4%
Average annual Net Working Capital(e) (as % of revenues)	app. 11% – 13%

(a)	Figures in this table are as provided to Melrose in the Melrose Projections.
(b)	Group calculated tax rate (no discrete items, e.g. tax audits, included) taking into consideration the expected level of earnings, the distribution of those earnings among various taxing jurisdictions, Elster's business development reflected in the Projections — MTP and assuming no changes in tax laws.
(c)	Depreciation and amortization without amortization or depreciation of purchase price allocation.
(d)	Net capital expenditures include purchases of property, plant and equipment and intangible assets minus disposal of assets.
(e)	Net Working Capital is a non-GAAP financial measure that Elster defines for the Projections — MTP as accounts receivable plus inventories minus accounts payable.

Underlying the MTP are certain key assumptions (any of which could turn out to be incorrect), including that (i) revenue growth will be driven primarily by (a) continued adoption of advanced metering solutions across Electricity, Gas and Water segments and (b) a growing trend toward gasification and accelerated adoption of gas utilization product offerings; (ii) certain charges (and ultimately savings) will be realized as a result of Elster's operational excellence plan, which is likely to include consolidation of operations and sites in the United States and Europe, relocating product lines, and increasing Elster's mix of production in low-cost countries; (iii) foreign exchange rates of the US Dollar against various global currencies will remain constant between the years 2012 and 2017; specifically, EUR vs. USD 1.32 and GBP vs. USD 1.59; and (iv) annual price inflation and wage increases will remain stable between the years 2012 and 2017 in most relevant geographies/countries.

No representation is made by Elster or any other person to any holder of Securities or any other person regarding the ultimate performance of Elster compared to the information included in the above Projections. Elster does not intend to, and disclaims any obligation to, update, revise or correct the above Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

Forward-Looking Statements

This Statement, including the Projections as well as exhibits to this Statement or documents incorporated in this Statement by reference, contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: a failure of one or more of the conditions to the Offer; one or more assumptions underlying the Projections turning out to be incorrect; negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets (including the euro-zone), including the effects on Elster's utility customers and prospective customers, which may move more deliberately, delaying or postponing projects, as well as the effects on Elster's ability to raise capital to refinance its indebtedness; growth expectations for Elster's industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from its own; its ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; the fluctuations of Elster's operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster's businesses, including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan earlier in 2011 and the flooding in Thailand in fall 2011; Elster's ability to manage its outsourcing arrangements; failure of the implementation of Elster's business and cost reduction strategies, including the operational excellence program; strategic actions, including acquisitions, joint ventures and dispositions; and the other factors discussed in Elster's filings with the SEC, including in its annual reports on Form 20-F. Except as required by law, Elster undertakes no obligation to update any forward-looking statement to reflect subsequent events or circumstances.

Item 9. Exhibits

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase dated July 9, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(B)	Letter of Transmittal to Tender American Depositary Shares (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(C)	Letter of Transmittal to Tender Ordinary Shares (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(D)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on July 9, 2012 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(2)(A)	Opinion of Deutsche Bank AG to the Administrative Board of Elster, dated June 28, 2012 (incorporated by reference to Annex I-1 to the Statement).
(a)(2)(B)	Opinion of Rothschild Inc. to the Administrative Board of Elster, dated June 28, 2012 (incorporated by reference to Annex I-2 to the Statement).
(a)(2)(C)	Opinion of Houlihan Lokey Financial Advisors, Inc. to the independent members of the Administrative Board of Elster, dated June 28, 2012 (incorporated by reference to Annex I-3 to the Statement).
(a)(5)(A)	Press Release issued by Melrose on June 29, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Melrose and Mintford AG with the SEC on June 29, 2012).
(a)(5)(B)	Press Release issued by Elster on June 29, 2012 (incorporated by reference to the Schedule 14D-9C filed by Elster with the SEC on June 29, 2012).
(a)(5)(C)	Press Release issued by Melrose on July 9, 2012 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(1)	Investment Agreement among Elster, Bidder and Melrose, dated June 29, 2012 (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(2)	Non-Disclosure Agreement, dated as of May 14, 2012, between Elster and Melrose (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(3)	Cost Compensation Agreement, dated as of May 31, 2012, between Elster and Melrose (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(4)	Non-Solicitation Agreement, dated as of June 6, 2012, between Elster and Melrose (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(5)	Indemnity Agreement, dated as of June 29, 2012, between Elster and Melrose (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(6)	Exclusivity Agreement, dated as of June 14, 2012, between Melrose, Rembrandt and Nachtwache (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(7)	Tender Agreement, dated as of June 28, 2012, between Melrose, Rembrandt and Nachtwache (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(8)*	Form of Resignation Letter to Melrose of members of the Elster Administrative Board.

Exhibit No.	Document
(e)(9)*	Long-Term Incentive Plan.
(e)(10)	Tender Agreement, dated as of June 29, 2012, between Melrose and Simon Beresford-Wylie (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(11)	Tender Agreement, dated as of June 29, 2012, between Melrose and Howard Dyer (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(12)	Tender Agreement, dated as of June 29, 2012, between Melrose and Thomas Preute (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(13)*	Termination Agreement, dated as of June 28, 2012, between Elster and Rainer Beaujean
(e)(14)*	Termination Agreement, dated as of June 28, 2012, between Elster and Simon Beresford-Wylie
(e)(15)	Articles of Association of Elster, as amended (English translation) (incorporated by reference to Exhibit 1.1 to Elster's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 2, 2012).
(g)	Not applicable.

* Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Elster Group SE
By:	/s/ Simon Beresford-Wylie
Name:	Simon Beresford-Wylie
Title:	Managing Director and Chief Executive Officer
Date:	July 9, 2012
By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer
Date:	July 9, 2012

Annex I-1

Administrative Board Elster Group SE Frankenstrasse 362 45133 Essen Germany	Deutsche Bank AG
Corporate and Investment Bank
Mergers & Acquisitions

Groβe Gallusstraβe 10-14
60311 Frankfurt am Main

Dr. Berthold Fürst
Tel. +49 69 910-38069
Fax +49 69 910-85086
berthold.fuerst@db.com

28 June 2012

Lady and Gentlemen:

Deutsche Bank AG (“Deutsche Bank”) has acted as financial advisor to Elster Group SE (“Elster”) in connection with the Investment Agreement (the “Investment Agreement”) to be entered into among Elster, Melrose PLC (“Melrose”), and Mintford AG, a wholly owned subsidiary of Melrose (the “Bidder”). The Investment Agreement provides, among other things, for Melrose to cause the Bidder to commence a public tender offer (the “Tender Offer” or the “Transaction”) to purchase (i) all outstanding American Depositary Shares (collectively, the “Elster ADSs” and each an “Elster ADS”) of Elster, each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (collectively the “Elster Ordinary Shares” and each an “Elster Ordinary Share”), at a price of $20.50 per Elster ADS, net to the seller in cash (the “ADS Offer Price”) and (ii) all outstanding Elster Ordinary Shares that are not otherwise represented by Elster ADSs, if any, at a price of $82.00 per Elster Ordinary Share, net to seller in cash (the “Ordinary Share Offer Price”).

You have requested our opinion, as investment bankers, as to the fairness of the ADS Offer Price and the Ordinary Share Offer Price, from a financial point of view, to the current holders of outstanding Elster ADSs and outstanding Elster Ordinary Shares, respectively, excluding Rembrandt Holdings S.A. (“Rembrandt”), an affiliate of CVC Capital Partners, and its affiliates. In connection with our role as financial advisor to Elster, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning Elster, and certain internal analyses, financial forecasts and other information relating to Elster prepared by management of Elster. We have also held discussions with certain senior officers and other representatives and advisors of Elster regarding the businesses and prospects of Elster. In addition, we have (i) reviewed the reported prices and trading activity for the Elster ADSs, (ii) to the extent publicly available, compared certain financial and stock market information for Elster with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly

Vorsitzender des Aufsichtsrats: Paul Achleitner
Vorstand: Jürgen Fitschen (Co-Vorsitzender), Anshuman Jain (Co-Vorsitzender), Stefan Krause, Stephan Leithner, Stuart Lewis, Rainer Neske, Henry Ritchotte
Deutsche Bank Aktiengesellschaft mit Sitz in Frankfurt am Main, HRB Nr. 30 000, Amtsgericht Frankfurt am Main, Umsatzsteuer ID Nr. DE114103379; www.deutsche-bank.de available, the financial terms of certain recent business combinations that we deemed relevant, (iv) reviewed a draft dated June 27, 2012 of the Investment Agreement and a draft dated June 26, 2012 of the Tender Offer Statement on Schedule TO (including a draft of the draft Offer to Purchase to be contained therein) to be filed by Melrose and the Bidder in connection with the Tender Offer (the “Schedule TO”), and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning Elster, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of Elster or Melrose or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of Elster, Melrose or the combined company under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Elster as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Investment Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Elster and its other advisors with respect to such issues. Representatives of Elster have informed us, and we have further assumed with your knowledge and permission, that the final terms of the Investment Agreement and the Schedule TO (including the Offer to Purchase to be contained therein) will not differ materially from the terms set forth in the drafts we have reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee of Deutsche Bank Securities Inc., a subsidiary of Deutsche Bank, and is addressed to, and is for the use and benefit of, the Administrative Board of Elster in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness, as of the date hereof, of the ADS Offer Price and the Ordinary Share Offer Price, from a financial point of view, to the current holders of the Elster ADSs and Elster Ordinary Shares, respectively, other than Rembrandt and its affiliates. This opinion does not address any other terms of the Transaction, the Investment Agreement or any other agreement entered into in connection with the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Elster, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by Elster to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Elster ADSs or Elster Ordinary Shares should tender Elster ADSs or Elster Ordinary Shares pursuant to the Tender Offer. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Elster's officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the ADS Offer Price or Ordinary Share Offer Price to be received by the holders of Elster ADSs or Elster Ordinary Shares or otherwise. This opinion does not in any manner address the prices at which the Elster ADSs or Elster Ordinary Shares will trade following announcement or consummation of the Tender Offer and we express no opinion with respect to the price that may be paid in respect of the Elster ADSs or Elster Ordinary Shares in connection with the entry into any Domination Agreement (as defined in the Investment Agreement) or in any other transaction after the consummation of the Tender Offer, including as a result of a delisting of the Elster ADS or a squeeze-out pursuant to the German Stock Corporation Act (Aktiengesetz, AktG).

This opinion is not based on a valuation as it is typically prepared by auditors with regard to German corporate law requirements and Deutsche Bank did not prepare a valuation on the basis of IDW Standard S 1 Principles for the Performance of Business Valuations (Grundsätze zur Durchführung von Unternehmensbewertungen) published by the Deutsches Institut für Wirtschaftsprüfung (IDW). Also, this opinion has not been prepared in accordance with the IDW Standard S 8 Principles for the preparation of Fairness Opinions (Grundsätze für die Erstellung von Fairness Opinions).

Deutsche Bank will be paid a fee for its services as financial advisor to Elster in connection with the Transaction, which shall become due and payable upon the successful completion of the Tender Offer. Elster has also agreed to reimburse Deutsche Bank for its costs and expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. Deutsche Bank AG or one or more of its affiliates (Deutsche Bank AG, together with its affiliates, the “DB Group”), have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Melrose or its affiliates for which they have received compensation. One or more members of the DB Group also have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Elster or its affiliates for which they have received, and in the future may receive, compensation, including (i) having acted as joint bookrunner in connection with Elster's initial public offering and (ii) having acted or acting as arranger, bookrunner and/or lender under certain Elster credit facilities. Certain members of the DB Group are currently lenders under Elster's revolving credit, letter of credit and guarantee facilities (aggregate commitment of approximately €44,000,000) and amounts outstanding thereunder may be repaid in connection with, or following, the Transaction. In addition, one or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to CVC Capital Partners, an affiliate of Rembrandt, and its affiliates and portfolio companies for which they have received, and in the future may receive, compensation, including (i) having acted as financial advisor in connection with certain mergers and acquisitions transactions and (ii) having acted or acting as arranger, bookrunner and/or lender under certain credit facilities or in connection with certain equity offerings. The DB Group may also provide investment and commercial banking services to Melrose, Elster, CVC Capital Partners and their respective affiliates and portfolio companies in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Melrose, Elster and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the ADS Offer Price is fair, from a financial point of view, to the current holders of the outstanding Elster ADSs and the Ordinary Share Offer Price is fair, from a financial point of view, to the current holders of the outstanding Elster Ordinary Shares, in each case excluding Rembrandt and its affiliates.

Very truly yours,

DEUTSCHE BANK AKTIENGESELLSCHAFT

/s/ Dr. Berthold Fürst	/s/ Henning Wagner
Dr. Berthold Fürst Managing Director	Henning Wagner Director

Annex I-2

June 28, 2012

The Administrative Board
Elster Group SE
Frankenstrasse 362
45133 Essen
Germany

To the Members of the Administrative Board:

We understand that Elster Group SE (the “Company”), Melrose plc (“Melrose”) and Mintford AG, an indirect wholly-owned subsidiary of Melrose, propose to enter into an Investment Agreement (the “Agreement”), which provides, among other things, for Mintford AG to commence an offer (the “Tender Offer”) to purchase each issued and outstanding (i) American Depositary Share of the Company (collectively, the “Company ADSs”), each representing one-fourth of an ordinary share of the Company (collectively, the “Company Ordinary Shares”, and together with the Company ADSs, the “Shares”), for U.S. $20.50 in cash (the “ADS Offer Price”), and (ii) each issued and outstanding Company Share for $82.00 in cash (the “Share Offer Price” and together with the ADS Offer Price, the “Offer Price”), in each case, as more fully described in the Agreement, by filing a Tender Offer Statement with the Securities and Exchange Commission on Schedule TO. The Agreement provides that if, following the Acceptance Time (as defined in the Agreement) or at any time thereafter, Melrose (i) is reasonably expected to have the qualified majority in the general meeting of the Company, then Melrose intends to enter into a Domination Agreement pursuant to Sections 291 et seq. of the German Stock Corporation Act (the “Act”) with the Company as a controlled company; (ii) directly or indirectly holds at least 90% of the registered share capital of the Company, then Melrose intends to consider effecting a buy-out of the remaining shareholders by way of a so-called merger squeeze-out pursuant to section 62 (5) of the German Reorganisation Act in connection with sections 327a et seq. of the Act; and (iii) directly or indirectly holds at least 95% of the registered share capital of the Company, then Melrose intends to effect a buy-out of the remaining shareholders by way of a squeeze-out pursuant to sections 327a et seq. of the Act. We further understand that certain affiliates of CVC Capital Partners (collectively, “CVC”) own approximately 62% of the equity of the Company and intend to enter into irrevocable undertakings with Melrose in which they will agree to tender their Shares into the Tender Offer. The terms and conditions of the Tender Offer are more fully set forth in the Agreement.

The Administrative Board of the Company (the “Board”) has requested our opinion as to whether the Offer Price to be received by the holders of the Shares, other than CVC, in the Tender Offer is fair, from a financial point of view, to such holders.

In arriving at our opinion set forth below, we have, among other things: (i) reviewed the draft of the Agreement dated June 27, 2012; (ii) reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates; (iii) compared the proposed financial terms of the Tender Offer with the publicly available financial terms of certain transactions involving companies we deemed generally relevant and the consideration received in such transactions; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other public companies we deemed generally relevant, including data relating to public market trading levels and implied multiples; (v) reviewed the current and historical market prices of the Company ADSs and compared them with those of certain publicly traded securities of such other companies that we deemed generally relevant; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business (the “Forecasts”); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of management of the Company with respect to the Tender Offer, the past and current business operations of the Company, the financial condition of the Company, the Forecasts and certain other matters we believed necessary or appropriate to our inquiry.

Administrative Board
June 28, 2012

In arriving at our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to us by the Company, its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Company, nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company. In relying on the Forecasts provided to us or discussed with us by the Company, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to the expected future results of operations and financial condition of the Company. We express no view as to the reasonableness of such financial analyses and forecasts or any assumption on which they are based. We have assumed that the Tender Offer will be consummated as contemplated in the Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Tender Offer, no material delays, limitations, conditions or restrictions will be imposed.

For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the assessments made by the Company and its other advisors with respect to such issues. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement identified above.

Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions, prospects, financial and otherwise, of the Company, as they were reflected in the information provided to us and as they were represented to us in discussions with management of the Company. We are expressing no opinion herein as to the price at which any Shares will trade at any future time or the price at which Melrose may acquire or offer to acquire any Shares that are not tendered in the Tender Offer. Our opinion is limited to the fairness, from a financial point of view, to the holders, other than CVC, of the Shares, of the Offer Price to be received by such holders pursuant to the Agreement in the Tender Offer and we express no opinion as to any underlying decision which the Company may make to engage in the Tender Offer or any alternative transaction. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Offer Price to the extent expressly set forth herein, of the Agreement or the Tender Offer.

In particular, we have not performed a valuation based upon the IDW Standard S1 Principles for the Performance of Business Valuations (Grundsätze zur Durchführung von Unternehmensbewertungen) published by the Deutsche Institut für Wirtschaftsprüfung (IDW). Also, this opinion has not been prepared in accordance with the IDW Standard ES 8 principles for the preparation of Fairness Opinions (Grundsätze für die Erstellung von Fairness Opinions). This opinion does not replace such a valuation. We express no view on whether, in light of the nature of the Tender Offer, it may be required or appropriate for the Board to obtain such a valuation.

Administrative Board
June 28, 2012

We are acting as financial advisor to the Company with respect to the Tender Offer and will receive a fee from the Company for our services, whether or not the Tender Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities that may arise out of our engagement. We or our affiliates may in the future provide financial services to the Company, CVC, Melrose and/or their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services. In addition, in the past two years, we have provided financial advisory services to CVC, Melrose, and/or their respective affiliates and have been paid customary fees for such services. Specifically, we have provided financial advisory services to (i) CVC and certain of its affiliates and portfolio companies (including, without limitation, the Company) with respect to the following: (a) the sale of Cordenka in 2011; (b) the sale of certain of its ownership interests in the Company in 2011; (c) refinancing the Company in 2011; (d) the initial public offering of the Company in 2010; and (e) refinancing certain debt of SEAT Pagine Gialle SpA, a portfolio company of CVC, in 2010; and (ii) Melrose with respect to the following: (a) amendments to certain incentive share arrangements in 2012; (b) refinancing certain debt facilities and related hedging strategies in 2011; and (c) the sale of Dynacast in 2011. In addition, we (a) were engaged as a financial advisor by Melrose with regard to one matter which was abandoned in light of the intended acquisition of the Company, and (b) are currently engaged by portfolio companies of CVC with respect to two other unrelated matters.

This opinion is provided for the benefit of the Board, solely in its capacity as such, in connection with and for the purpose of its evaluation of the consideration to be received in the Tender Offer. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not constitute a recommendation to the Board as to whether to approve the Tender Offer or a recommendation to any holders of any Shares as to whether to tender in the Tender Offer or how to vote or otherwise act with respect to the Tender Offer or any other matter, should the Tender Offer or any other matter come to a vote of the holders of the Shares. In addition, the Board has not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Shares other than CVC or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company's officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price to be paid to the holders of the Shares in the Tender Offer or otherwise. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; provided, however, that the Company may reproduce this opinion in full if so required by law in any document relating to the Tender Offer that is required to be filed by the Company with the United States Securities and Exchange Commission.

This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion has been approved by the Global Financial Advisory Commitment Committee of Rothschild Inc.

On the basis of and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of the Shares, other than CVC, in the Tender Offer is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Rothschild Inc.
ROTHSCHILD INC.

Annex I-3

June 28, 2012

Elster Group SE
Frankenstrasse 362
Essen 45133, Germany

Attn: Independent Members of the Administrative Board

Dear Ladies and Gentlemen:

We understand that Melrose PLC (the “Acquiror”) and Elster Group SE (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) Mintford AG, an indirect wholly-owned subsidiary of the Acquiror (the “Bidder”), will commence a tender offer (such tender offer, the “Offer”) for (i) all outstanding American Depository Shares (the “ADSs”) of the Company, each representing one-fourth of one ordinary share of the Company, nominal value €1 per share (the “Ordinary Shares”), for $20.50 per ADS, net to the seller in cash (the “ADS Offer Price”) and (ii) all outstanding Ordinary Shares (which are not otherwise represented by ADSs), for $82.00 per Ordinary Share, net to the seller in cash (the “Ordinary Share Offer Price”), in each case without interest and less any applicable withholding taxes, and (b) (i) if, following the completion of the Offer, the Acquiror, directly or indirectly, owns 95% or more of the registered share capital of the Company, then, upon the terms and subject to the conditions contained in the Agreement, the Acquiror will seek to effect a buy-out of the remaining shareholders by way of a squeeze-out pursuant to Sections 327a et seq. of the German Stock Corporation Act and (ii) if, following the completion of the Offer, the Acquiror, directly or indirectly, owns at least 90% but less than 95% of the registered share capital of the Company, then, upon the terms and subject to the conditions contained in the Agreement, the Acquiror will seek to effect a buy-out of the remaining shareholders by way of a merger squeeze-out pursuant to Section 62(5) of the German Reorganization Act, in connection with Sections 327a et seq. of the German Stock Corporation Act and (iii) if, following the completion of the Offer, the Bidder is reasonably expected to have the qualified majority but less than 90% in the general meeting of the Company, the Acquiror will enter into a domination and/or profit and loss transfer agreement (Beherrschungs- und/oder Ergebnisabführungsvertrag) pursuant to Sections 291 et seq. of the German Stock Corporation Act with the Company as controlled company (the actions described in (i), (ii) and (iii) together with the Offer, the “Transaction”). You have advised us that, pursuant to the terms of the deposit agreement among the Company, Deutsche Bank Trust Company Americas and the holders and beneficial owners of the ADSs, holders of the ADSs have the right to convert at any time their ADSs into Ordinary Shares, on a four ADSs-to-one Ordinary Share basis, and their Ordinary Shares into ADSs, on a one Ordinary Share-to-four ADSs basis. “Excluded Persons” shall mean the Acquiror, the Bidder and their respective affiliates and Rembrandt Holdings S.A. and its affiliates.

The Independent Members of the Administrative Board of the Company (namely, Ms. Jill Smith, Mr. Clayton Brendish, Mr. Michael Cannon and Mr. John Delucca, the “Independent Members”) have requested that Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Independent Members as to whether, as of the date hereof, the ADS Offer Price to be received by the holders of the ADSs and the Ordinary Share Offer Price to be received by the holders of the Ordinary Shares, respectively (in each case, other than the Excluded Persons), in the Offer is fair to such holders from a financial point of view.

III-1

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed draft received June 28, 2012 labeled ‘Final Version’ of the Investment Agreement, among the Company, the Bidder and the Acquiror (the “Agreement”);
2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;
3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by or discussed with the management of the Company relating to the Company for the fiscal years ending 2012 through 2017;
4.	spoken with certain members of the management of the Company regarding the business, operations, financial condition and prospects of the Company, the Offer and related matters;
5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;
6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;
7.	reviewed the current and historical market prices and trading volume for certain of the Company's publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and
8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. The Opinion is issued in the English language and reliance may only be placed on this Opinion as issued in the English language. If any translations of this Opinion are delivered, they are provided only for ease of reference, have no legal effect and Houlihan Lokey makes no representation as to (and accepts no liability in respect of) the accuracy or completeness of any such translations.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the Offer will be satisfied, and (d) the Offer will be completed in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Offer will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Offer or the Company that would be material

III-2

to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Independent Members or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which the ADSs or the Ordinary Shares may be purchased or sold at any time.

This Opinion is furnished for the use of the Independent Members (in their capacity as such) in connection with their evaluation of the Offer and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Independent Members, any security holder or any other party as to how to act with respect to any matter relating to, or whether to tender shares in connection with, the Offer or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Acquiror, one or more security holders, affiliates and/or portfolio companies (including Rembrandt Holdings S.A.) of investment funds affiliated or associated with CVC Capital Partners (“CVC Capital”, collectively with private equity and investment funds affiliated or associated therewith and the portfolio companies thereof, “CVC”), other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by CVC Capital, other participants in the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with CVC, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, CVC, other

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participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Offer. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the ADS Offer Price to be received by the holders of the ADSs or the Ordinary Share Offer Price to be received by the holders of the Ordinary Shares, respectively (in each case, other than the Excluded Persons), in the Offer to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Acquiror or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company's or any other party's security holders or other constituents vis-à-vis any other class or group of the Company's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the ADS Offer Price or the Ordinary Share Offer Price, respectively, or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

This Opinion is not based on a valuation as we understand is typically prepared by auditors pursuant to German corporate law requirements, and Houlihan Lokey did not prepare a valuation on the basis of IDW Standard S 1 Principles for the Performance of Business Valuations (Grundsätze zur Durchführung von Unternehmensbewertungen) published by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW). Also, this Opinion has not been prepared in accordance with IDW Standard S 8 Principles for the preparation of Fairness Opinions (Grundsätze für die Erstellung von Fairness Opinions).

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the ADS Offer Price to be received by the holders of the ADSs and the Ordinary Share Offer Price to be received by the holders of the Ordinary Shares, respectively (in each case, other than the Excluded Persons), in the Offer is fair to such holders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Financial Advisors, Inc.
HOULIHAN LOKEY FINANCIAL ADVISORS, INC.

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EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase dated July 9, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(B)	Letter of Transmittal to Tender American Depositary Shares (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(C)	Letter of Transmittal to Tender Ordinary Shares (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(D)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on July 9, 2012 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(a)(2)(A)	Opinion of Deutsche Bank AG to the Administrative Board of Elster, dated June 28, 2012 (incorporated by reference to Annex I-1 to the Statement).
(a)(2)(B)	Opinion of Rothschild Inc. to the Administrative Board of Elster, dated June 28, 2012 (incorporated by reference to Annex I-2 to the Statement).
(a)(2)(C)	Opinion of Houlihan Lokey Financial Advisors, Inc. to the independent members of the Administrative Board of Elster, dated June 28, 2012 (incorporated by reference to Annex I-3 to the Statement).
(a)(5)(A)	Press Release issued by Melrose on June 29, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Melrose and Mintford AG with the SEC on June 29, 2012).
(a)(5)(B)	Press Release issued by Elster on June 29, 2012 (incorporated by reference to the Schedule 14D-9C filed by Elster with the SEC on June 29, 2012).
(a)(5)(C)	Press Release issued by Melrose on July 9, 2012 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(1)	Investment Agreement among Elster, Bidder and Melrose, dated June 29, 2012 (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(2)	Non-Disclosure Agreement, dated as of May 14, 2012, between Elster and Melrose (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(3)	Cost Compensation Agreement, dated as of May 31, 2012, between Elster and Melrose (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(4)	Non-Solicitation Agreement, dated as of June 6, 2012, between Elster and Melrose (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(5)	Indemnity Agreement, dated as of June 29, 2012, between Elster and Melrose (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(6)	Exclusivity Agreement, dated as of June 14, 2012, between Melrose, Rembrandt and Nachtwache (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(7)	Tender Agreement, dated as of June 28, 2012, between Melrose, Rembrandt and Nachtwache (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(8)*	Form of Resignation Letter to Melrose of members of the Elster Administrative Board.
(e)(9)*	Long-Term Incentive Plan.
(e)(10)	Tender Agreement, dated as of June 29, 2012, between Melrose and Simon Beresford-Wylie (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).

Exhibit No.	Document
(e)(11)	Tender Agreement, dated as of June 29, 2012, between Melrose and Howard Dyer (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(12)	Tender Agreement, dated as of June 29, 2012, between Melrose and Thomas Preute (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Melrose and Mintford AG with the SEC on July 9, 2012).
(e)(13)*	Termination Agreement, dated as of June 28, 2012, between Elster and Rainer Beaujean
(e)(14)*	Termination Agreement, dated as of June 28, 2012, between Elster and Simon Beresford-Wylie
(e)(15)	Articles of Association of Elster, as amended (English translation) (incorporated by reference to Exhibit 1.1 to Elster's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 2, 2012).
(g)	Not applicable.

* Filed herewith